BAKER & McKENZIE
貝克·麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

[redacted]

07026627

September 5, 2007

Our ref: 32201000-000001

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
U.S.A.

SUPPL

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

PROCESSED
SEP 2 1 2007
THOMSON FINANCIAL

Ladies and Gentlemen,

Re: Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-35063)

This letter and the enclosed documents are furnished to the Securities and Exchange Commission (the "Commission") pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the overseas regulatory announcements and brief English descriptions of such documents relating to the Company since August 27, 2007, copies of which are enclosed with this letter (a list of index is provided in Annex 1).

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2475 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Allen Shyu/Zha Zheng/Ingrid Ling

Encl.

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission on August 27, 2007

1. Announcement of Unusual Price and Trading Volume Movements, dated August 30, by the Company.

2. Interim Report 2007 of the Company, dated September 2, 2007.

Jin Jiang Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店（集團）股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

UNUSUAL PRICE AND TRADING VOLUME MOVEMENTS

This statement is made at the request of The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**"). We have noted today's increases in the price and trading volume of the shares of Shanghai Jin Jiang International Hotels (Group) Company Limited (the "**Company**").

We wish to state that we are not aware of any reasons for such increases. We confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under Rule 13.23 of the Rules Governing the Listing of Securities on the Stock Exchange (the "**Listing Rules**"). We are also not aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by order of the Company, the board of directors of which (the "**Board**") individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

Shanghai, the People's Republic of China,
30 August 2007

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the independent non-executive Directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

Shanghai Jin Jiang International Hotels (Group) Company Limited

(a joint stock company incorporated in the People's Republic of China with limited liability)

stock code : 2006

Interim Report 2007







Contents



Corporate Information

EXECUTIVE DIRECTORS

Mr. Yu Minliang *(Chairman)*
Ms. Chen Wenjun
Mr. Yang Weimin *(CEO)*
Mr. Chen Hao
Mr. Yuan Gongyao
Mr. Xu Zurong
Mr. Han Min
Mr. Kang Ming

NON-EXECUTIVE DIRECTOR

Mr. Shen Maoxing *(Vice Chairman)*

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Ji Gang
Mr. Xia Dawei
Mr. Sun Dajian
Dr. Rui Mingjie
Mr. Yang Menghua
Dr. Tu Qiyu
Mr. Shen Chengxiang
Mr. Lee Chung Bo

SUPERVISORS

Mr. Wang Xingze
Mr. Wang Guoxing
Mr. Ma Mingju
Ms. Chen Junjin
Ms. Jiang Ping
Mr. Zhou Qiquan

JOINT COMPANY SECRETARIES

Dr. Yuen Chin Yau, *Phd, FCPA, FCS*
Mr. Kang Ming

QUALIFIED ACCOUNTANT

Dr. Yuen Chin Yau, *Phd, FCPA, FCS*

AUDIT COMMITTEE

Mr. Xia Dawei *(Chairman)*
Mr. Yang Menghua
Mr. Sun Dajian

REMUNERATION COMMITTEE

Mr. Chen Hao *(Chairman)*
Mr. Ji Gang
Mr. Yang Menghua

AUTHORISED REPRESENTATIVES

Mr. Yang Weimin
Dr. Yuen Chin Yau *Phd, FCPA, FCS*

ALTERNATE TO AUTHORISED REPRESENTATIVES

Ms. Chen Junjin

INTERNATIONAL AUDITOR

PricewaterhouseCoopers

PRC AUDITOR

Deloitte Touche Tohmatsu CPA Ltd.

LEGAL ADVISERS

As to Hong Kong law & US law:
Baker & McKenzie
As to PRC law:
King and Wood

CHINESE NAME OF THE COMPANY

上海錦江國際酒店（集團）股份有限公司

ENGLISH NAME OF THE COMPANY

Shanghai Jin Jiang International Hotels (Group) Company Limited



Corporate Information

H SHARE REGISTRAR AND TRANSFER OFFICE

Computershare Hong Kong Investor Services Limited
46 Floor, Hopewell Centre,
183 Queen's Road East, Hong Kong

INVESTOR AND MEDIA RELATIONS CONSULTANT

iPR Ogilvy Limited

PRINCIPAL BANKERS

Industrial and Commercial Bank of China,
Shanghai Branch
Bank of China, Shanghai Branch

LEGAL ADDRESS

Room 316–318, No. 24 Yang Xin Dong Road, Shanghai, PRC

PRINCIPAL PLACE OF BUSINESS IN THE PRC

13th Floor, Youyou Yanqiao Building,
No. 489 Pudian Road, Shanghai, the PRC

JOINT COMPANY SECRETARIAL OFFICE

6th Floor, No. 51 Guangdong Road, Shanghai, the PRC
Tel: (86-21) 6326 4000 Fax: (86-21) 6321 7836

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Room 3203, 32nd Floor, Shun Tak Centre, West Tower, 200 Connaught Road Central, Hong Kong Special Administrative Region of the PRC ("Hong Kong")

STOCK EXCHANGE ON WHICH H SHARES ARE LISTED:

Main board ("Main Board") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange")
Abbreviation of H Shares: JINJIANG HOTELS
Stock code: 2006
Website: www.jinjianghotels.com.cn

Operational Statistics

In operation (as at 30 June 2007)	Hotels in which the Group held Hotel Interests and managed by the Group		Hotels in which the Group held Hotel Interests, but managed by third parties		Hotels owned by third parties but managed by the Group		Hotels owned by third parties but granted franchises by the Group		Total number of hotels in operation	
	Total Number of Hotels	Total Number Rooms	Total Number of Hotels	Total Number Rooms	Total Number of Hotels	Total Number Rooms	Total Number of Hotels	Total Number Rooms	Total Number of Hotels	Total Number Rooms
Hotel Category										
Landmark Hotels	6	1,617	–	–	–	–	–	–	6	1,617
Luxury Hotels (excluding Landmark Hotels)										
– 5 star hotels	3	2,104	2	974	6	1,814	–	–	11	4,892
– 4 star hotels	7	3,271	2	944	23	5,215	–	–	32	9,430
Subtotal	10	5,375	4	1,918	29	7,029	–	–	43	14,322
Commercial Hotels										
– 3 star hotels	9	2,223	–	–	10	1,894	–	–	19	4,117
– 2 star hotels	3	472	–	–	1	100	–	–	4	572
Subtotal	12	2,695	–	–	11	1,994	–	–	23	4,689
Jin Jiang Inn Budget Hotels	60	9,863	–	–	–	–	67	8,809	127	18,672
Total	88	19,550	4	1,918	40	9,023	67	8,809	199	39,300



Operational Statistics

Under development (as at 30 June 2007)	Hotels in which the Group held Hotel Interests and managed by the Group		Hotels in which the Group held Hotel Interests, but managed by third parties		Hotels owned by third parties but managed by the Group		Hotels owned by third parties but granted franchises by the Group		Total number of hotels under development	
	Total Number of Hotels	Total Number Rooms	Total Number of Hotels	Total Number Rooms	Total Number of Hotels	Total Number Rooms	Total Number of Hotels	Total Number Rooms	Total Number of Hotels	Total Number Rooms
Hotel Category										
Landmark Hotels	–	–	–	–	–	–	–	–	–	–
Luxury Hotels (excluding Landmark Hotels)										
– 5 star hotels	2	650	–	–	15	5,085	–	–	17	5,735
– 4 star hotels	–	–	–	–	9	2,450	–	–	9	2,450
Subtotal	2	650	–	–	24	7,535	–	–	26	8,185
Commercial Hotels										
– 3 star hotels	–	–	–	–	–	–	–	–	–	–
– 2 star hotels	–	–	–	–	–	–	–	–	–	–
Subtotal	–	–	–	–	–	–	–	–	–	–
Jin Jiang Inn Budget Hotels	38	6,286	–	–	–	–	65	7,066	103	13,352
Total	40	6,936	–	–	24	7,535	65	7,066	129	21,537

Definitions and Glossary of Technical Terms

"Board"	the board of directors of the Company
"Commercial Hotels"	hotels in which the Group holds Hotel Interests or which are owned by the third parties but managed by the Group, which have obtained or are expected to obtain 3-star or 2-star ratings (excluding Jin Jiang Pacific Hotel, New Asia Hotel and Metropole Hotel which are categorised as Landmark Hotels of the Group and other 3-star and 2-star hotels managed by Jin Jiang Inn), according to the criteria set by the Group
"Company"	Shanghai Jin Jiang International Hotels (Group) Company Limited
"Director(s)"	the director(s) of the Company
"Franchisee(s)"	third parties who have entered into franchise agreement(s) with the Group for the licence to use the Jin Jiang trademark or Jin Jiang Inn trademarks
"Galaxy Hotel"	a hotel operated by Shanghai Galaxy Hotel Company Limited under the trade names of Galaxy Hotel
"Group"	the Company and its subsidiaries or, where the context so requires, in respect of the period prior to the date of incorporation of the Company, those entities and businesses which were contributed to and operated by the Company upon its establishment
"H Shares"	Foreign Shares in the share capital of the Company, with a nominal value of RMB1.00 each, which are subscribed for and traded in HK dollars and for which applications have been made for the granting of listing, and permission to deal, on the Stock Exchange
"Hotel Interests"	the equity interests held by the Group in companies engaged in hotel operations which are associated companies, jointly controlled entities or subsidiaries of the Company
"Jin Jiang Hotel"	a hotel operated by Jin Jiang Hotel Company Limited under the trade names of Jin Jiang Hotel
"Jin Jiang Hotels Development"	Shanghai Jin Jiang International Hotels Development Company Limited
"Jin Jiang Inn"	Jin Jiang Inn Company Limited
"Jin Jiang Inn Budget Hotels"	budget hotels in which the Group holds Substantial Hotel Interests and managed by Jin Jiang Inn, or which are owned by third parties to which Jin Jiang Inn has granted a franchise, most of which are operating under the trademarks of 锦江之星 and

Definitions and Glossary of Technical Terms

"Jin Jiang International Finance"	Jin Jiang International Finance Company Limited, a limited liability company incorporated in the PRC in which the Company holds a 90% interest and in which Jin Jiang Hotel Company Limited holds a 10% interest as at the date of this report
"Jin Jiang Tower"	a hotel operated by Jin Jiang Tower of Shanghai Jin Jiang International Hotels (Group) Company Limited under the trade names of Jin Jiang Tower
"Jiu Long Hotel"	a hotel operated by Shanghai Jiu Long Hotel Company Limited under the trade names of Jiu Long Hotel
"Landmark Hotels"	Jin Jiang Hotel, Peace Hotel, Park Hotel, Metropole Hotel, New Asia Hotel and Jin Jiang Pacific Hotel
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Ltd.
"Luxury Hotels"	hotels in which the Group holds Hotel Interests or which are owned by third parties but managed by the Group which have obtained or are expected to obtain 5-star or 4-star ratings (excluding Jin Jiang Hotel, Peace Hotel and Park Hotel, which are categorised as Landmark Hotels), according to the criteria set by the Group
"New Asia Café de Coral"	Shanghai New Asia Café de Coral Company Limited, a limited liability company held 50% by the Group and 50% by Grand Regent China Limited
"Peace Hotel"	a hotel operated by Shanghai Peace Hotel Company Limited under the trade names of Peace Hotel
"Peace Palace Hotel"	a hotel operated by Peace Palace Hotel of Shanghai Jin Jiang International Hotels (Group) Company Limited under the trade names of Peace Palace
"Period"	the six months ended 30 June 2007
"PRC", "China" or "Mainland China"	the People's Republic of China, excluding, for purposes of this report only, Hong Kong, Macau and Taiwan
"Prospectus"	the prospectus issued by the Company on 30 November 2006
"Rainbow Hotel"	a hotel operated by Shanghai Rainbow Hotel Company Limited under the trade names of Rainbow Hotel
"Shanghai KFC"	Shanghai Kentucky Fried Chicken Company Limited, a limited liability company established in the PRC, in which Jin Jiang Hotels Development holds a 49% interest as at the date of this report
"Star-Rating Standard Manual"	the star-rating standard for tourist hotels published by the National Tourism Administration of the PRC

Definitions and Glossary of Technical Terms

"Substantial Hotel Interests"	the equity interests held by the Group in companies engaged in hotel operations which are jointly controlled entities or subsidiaries of the Company
"Supervisor(s)"	the supervisor(s) of the Company
"Wuhan Jin Jiang International Hotel"	a hotel operated by Wuhan Jin Jiang International Hotel Company Limited under the trade names of Wuhan Jin Jiang International Hotel

This glossary of technical terms contains explanations of certain terms used in this report in connection with the Group and its businesses. These terminologies and their given meanings may not correspond to those standard meanings and usage adopted in the hotel industry.

"ADR"	room revenue divided by rooms in use
"Available Rooms"	number of rooms available of each hotel after deducting Permanent House Use
"Occupancy Rate"	rooms in use divided by Available Rooms for a given period
"Permanent House Use"	guestrooms which have been removed from the saleable inventory for a period longer than six months
"RevPAR"	room revenue per Available Room
"Star-rating" or "Star-rated"	number of star(s) conferred by the National Tourism Administration of the PRC to a hotel according to the Star-rating Standard Manual and a Star-rated hotel refers to a hotel with Star-rating conferred as mentioned above



Management Discussion and Analysis

BUSINESS REVIEW

During the Period, the Group enjoyed steady development and continuous expansion in its businesses of Star-rated hotel operation, Jin Jiang Inn Budget Hotels, Star-rated hotel management and restaurant operations. As at the end of June 2007, the Group had 328 hotels (as at 31 December 2006: 277) in operation or under development with over 60,000 rooms (as at 31 December 2006: approximately 54,000), spreading across 29 provinces, autonomous regions, municipalities and 88 cities in China. Our hotel business network has been further expanded as we remained one of the leading hotel groups in the PRC in terms of scale measured by the number of hotel rooms. According to the latest ranking of global hotel groups announced by the HOTELS Magazine (the official publication of The International Hotel & Restaurant Association), the Group made its way into the world's top hotel groups as its ranking rose from the 22nd in 2005 to the 17th in 2006 in terms of the number of hotel rooms.

Star-rated Hotel Operation

Star-rated hotel operation is one of the major sources of revenue for the Group and Shanghai is the base of the Group's business, accommodating over 80% of our owned Star-rated hotels. According to the Shanghai Municipal Tourism Administrative Commission, over 20 new hotels of four-star rating or above will have commenced operation in Shanghai by the end of 2007. Increased supply resulted in lower average Occupancy Rate and room rates in Shanghai during the Period, as compared to the same period of 2006. With the exception of five-star hotels, all Star-rated hotels of the Group outperformed the average industry level of Shanghai in terms of both average Occupancy Rate and room rates, despite intensifying competition.

The overall refurbishment of Peace Hotel works, commenced during the first half of 2007, has been progressing smoothly. The Company appointed Hirsch Bedner Associates and Fairmont Hotel Inc. as design advisors and technical services consultant to formulate the overall refurbishment plan of Peace Hotel. The plan has been approved by the Shanghai and state cultural heritage authorities in charge of the management of historic monuments. The refurbishment of Peace Hotel will continue to be carried out in accordance with planned schedules.

On 16 April 2007, the Group and The Swatch Group (Hong Kong) Ltd entered into a cooperative joint venture contract in respect of the establishment of a sino-foreign cooperative joint venture company named "Shanghai Swatch Art Centre Co, Ltd" (the "CJV") with a total investment amount of US$40 million and a registered capital of US$20 million. The Group and The Swatch Group Hong Kong Ltd shall contribute US$2 million or 10% of the registered capital and US$18 million or 90% of the registered capital, respectively. The CJV shall have a term of 30 years. The scope of operation of the CJV shall comprise retailing, wholesaling, repair and maintenance, after-sales services, exhibitions, food and beverages, lodging, property leasing, and commercial consultancy, which is pending for final approval of scope by the relevant authorities and operating in compliance with the permit where a permit is required. The contract is subject to the approval by the relevant authorities and the CJV shall be established on the date of the issuance of its business licence. The CJV shall lease Peace Palace Hotel from the Company and renovate it into an art centre and a flagship store of international brandname watches.

Management Discussion and Analysis

The overall repair and renovation works of Jin Jiang Tower commenced at the end of 2006 with ten storeys being closed floor by floor since January 2007 for major overhaul.

Refurbishment of other landmark and luxury hotels, such as Jin Jiang Hotel, Galaxy Hotel and Rainbow Hotel, being earmarked with use of proceeds from the initial public offering, will commence in succession.

Wuhan Jin Jiang International Hotel, in which the Group held an effective interest of 75.16%, was ready for trial operations as at the end of June 2007 and is expected to be officially commissioned in the second half of the year. A brand new five-star hotel equipped with 400 rooms, Wuhan Jin Jiang International Hotel is expected to become the Group's flagship in central China as part of its nationwide strategic layout.

Jin Jiang Inn Budget Hotels

Jin Jiang Inn Budget Hotels remain the main focus of the Company. During the Period, the Group set up 10 Jin Jiang Inn Budget Hotels in which the Group had equity interests and 39 Jin Jiang Inn Budget Hotels under franchised arrangement. During the Period, 36 Jin Jiang Inn Budget Hotels commenced operations, including 19 in which the Group had equity interests and 17 under franchised arrangement.

There were 230 Jin Jiang Inn Budget Hotels (with approximately 32,000 rooms) in total by the end of June 2007 (compared to 181 Jin Jiang Inn Budget Hotels with approximately 26,000 rooms as at the end of 2006), of which 127 inns (with approximately 19,000 rooms) were in operation (compared to 91 Jin Jiang Inn Budget Hotels with approximately 13,000 rooms as at the end of 2006), and 103 inns were under development.

At present, the Jin Jiang Inn Budget Hotel network covers 70 cities in 26 provinces/autonomous regions/municipalities, including 129 inns in the Yangtze River Delta region accounting for approximately 55% of the total number of Jin Jiang Inn Budget Hotels. There are 59 and 14 Jin Jiang Inn Budget Hotels in Shanghai and Beijing respectively, and expansion is set to continue to further reinforce the strengths of the Company in these two leading regional centres of China. In addition, the Jin Jiang Inn Budget Hotel network is now expanding into the Pearl River Delta region, the Tianjin Bohai gulf area and other secondary cities in the PRC.

To further consolidate the assets and business structure of Jin Jiang Inn Budget Hotels, Jin Jiang Inn, a member of the Group, entered into an agreement with Shanghai Jin Jiang International Hotel Investment Company Limited ("Jin Jiang Hotel Investment"), also a member of the Group, in June 2007, pursuant to which all assets and businesses owned by Jin Jiang Hotel Investment in its leased budget hotels were transferred to Jin Jiang Inn. The transfer is expected to complete within the year, after which Jin Jiang Inn will focus on the operation and grant of franchises for leased budget hotels, while Jin Jiang Hotel Investment will focus on investments in its self-owned budget hotels.

Management Discussion and Analysis

Star-rated Hotel Management

As at 30 June 2007, the Group managed 94 Star-rated hotels (as at 31 December 2006: 92 hotels) with a total of 26,895 rooms, a net increase of 626 rooms compared to the end of 2006. These hotels were located in 46 cities spreading through 24 provinces, autonomous regions or municipalities in China. The Group will continue to develop hotel management operations that are in line with its long-term interests in various regions in China.

On 16 April 2007, the Group and Fairmont Hotels Inc. entered into a joint venture contract in respect of the establishment of a sino-foreign equity joint venture company named "Shanghai Jin Jiang Fairmont Hotel Management Co., Ltd" (the "Jin Jiang Fairmont") with a registered capital of US$500,000. The Group and Fairmont Hotels Inc. shall each contribute US$250,000 or 50% of the registered capital. Jin Jiang Fairmont shall have a term of 20 years. The scope of operation of Jin Jiang Fairmont shall be the provision of on-site management service which meets the required standards for hotel operations. The contract is subject to approval by the relevant authorities and Jin Jiang Fairmont shall be established on the date of the issuance of its business licence. Jin Jiang Fairmont shall manage Peace Hotel after its renovation.

The cost management system, which was developed jointly by the Company and other leading domestic suppliers to improve cost control, will be further implemented at other hotels of the Group this year, following successful trial operation at Jin Jiang Hotel in 2006 that resulted in significant cost reductions.

Restaurants

The Group's various brands of restaurant chains, held through Jin Jiang Hotels Development achieved satisfactory performance during the Period. As at 30 June 2007, Shanghai KFC achieved a total number of 200 outlets, adding 9 new shops since the end of 2006. Since the end of 2006, New Asia Café de Carol had added 1 new outlet taking the total number of outlets to 6. The number of outlets of New Asia Snacks remained at 67. Shanghai Yoshinoya Company Limited had added 3 new shops since the end of 2006 to take the total number of outlets to 11. In respect of Jing An Bakery, the number of outlets was 65 after adding 10 new shops since the end of 2006. Preparations for the opening of the second Chinoise Story in Wuhan was underway during the Period following the introduction of the brand in Shanghai in 2006.

FINANCIAL INFORMATION AND REVIEW

Overview

The Group is principally engaged in Star-rated hotel operation and management, budget hotel operation and franchising, restaurant operation, and other businesses. The Group is structured as a horizontally integrated hospitality services provider, offering hospitality services tailored to all segments ranging from budget accommodation to 5-star hotels. As at 30 June 2007, the Group's hotels in operation and under development, including: (i) hotels managed and owned (wholly or partially) by the Group, (ii) hotels owned (wholly or partially) by the Group but managed by third parties, (iii) hotels owned by third parties but managed or where management contracts had been secured by the Group; and (iv) hotels owned by third parties but granted franchises by the Group amounted to 328 hotels with over 60,000 rooms in total.

Management Discussion and Analysis

The Group achieved revenue of approximately RMB1,483,800,000 for the Period, which increased by approximately RMB33,200,000 or approximately 2.3% compared to the same period of 2006, despite: (a) the overall refurbishment of Peace Hotel and Peace Palace Hotel and the renovation of Jin Jiang Tower; and (b) the reclassification of New Asia Café de Carol, which used to be a jointly controlled entity of the Group and has become an associated company effective since 1 July 2006, such that its results ceased to be proportionately consolidated into the consolidated financial statements of the Group from such date.

The Group's financial information for the Period as compared with the same period of 2006 is set out as below:

	Six months ended 30 June 2007		Six months ended 30 June 2006	
	RMB million	**Percentage of turnover**	RMB million	Percentage of turnover
Star-rated hotel operation	**1,162.9**	**78.4%**	1,175.0	81.0%
Jin Jiang Inn Budget Hotels	**279.2**	**18.8%**	202.8	14.0%
Star-rated hotel management	**22.6**	**1.5%**	19.1	1.3%
Restaurants	**4.2**	**0.3%**	45.0	3.1%
Others	**14.9**	**1.0%**	8.8	0.6%
Total	**1,483.8**	**100.0%**	1,450.6	100%

SEGMENTAL TURNOVER & OPERATING COST

Star-rated Hotel Operation

The following table sets out the Group's turnover attributable to the Group's Star-rated hotel operation analysed by business for the Period compared with the same period of 2006:

	Six months ended 30 June 2007		Six months ended 30 June 2006	
	RMB million	**Percentage of turnover**	RMB million	Percentage of turnover
— Accommodation revenue	**668.9**	**57.5%**	689.2	58.7%
— Food and beverage sales	**351.6**	**30.2%**	354.5	30.1%
— Rendering of ancillary services	**62.9**	**5.4%**	60.0	5.1%
— Rental revenue	**57.9**	**5.0%**	52.6	4.5%
— Sales of hotel supplies	**21.6**	**1.9%**	18.7	1.6%
Total	**1,162.9**	**100.0%**	1,175.0	100.0%

Accommodation revenue

Turnover was mainly driven by Available Rooms, Occupancy Rate and ADR of the Group's hotels. The accommodation revenue of Star-rated hotel operation for the Period was approximately RMB668,900,000, which decreased by approximately 2.9% compared to the same period of 2006. The major reasons are as follows:

(i) RevPAR of our Star-rated hotels generally declined amid strong market competition. The Company understands that there is expected to be more than 20 luxury Star-rated hotels opening during 2007 in Shanghai with about 8,600 additional rooms. Meanwhile, the number of budget hotel operators also expanded quickly.

(ii) Operations at Peace Hotel and Peace Palace Hotel were suspended for refurbishment in April 2007. Jin Jiang Tower closed down ten floors since January 2007 to facilitate a major renovation programme and the operations had been significantly affected by the reduced availability of rooms and renovation works.

F&B Sales

The Group's food and beverage sales comprise primarily catering for weddings and conferences, room services for guests and other sales in bars and restaurants. Sales revenue from food and beverage sales at Star-rated hotels for the Period amounted to approximately RMB351,600,000, which did not change significantly compared to the same period of 2006 despite the refurbishment and renovation works of Peace Hotel, Peace Palace Hotel and Jin Jiang Tower.

Rendering of ancillary services

The revenue from rendering of ancillary services mainly represents the turnover generated from business centres, gift shops, telephone services, laundry services, broadband internet, entertainment and other guest services. The ancillary services revenue for the Period increased by approximately RMB3,000,000, or approximately 4.8% as compared with the same period of 2006.

Rental revenue

Turnover was generated from the leasing of space at the Group's hotels for shops, showcase and other purposes. The increase of approximately RMB5,300,000, or approximately 10.1% compared to the same period of 2006 was mainly due to the increase in rent and additional lease agreements entered into during the Period.

Sales of hotel supplies

Turnover was generated from guest amenities and hotel supplies. The increase of approximately RMB2,900,000, or approximately 15.5% compared to the same period of 2006, was contributed by improved sales following increased new franchises of Jin Jiang Inn Budget Hotels.

Management Discussion and Analysis

Jin Jiang Inn Budget Hotels

ADR and Occupancy Rate of budget hotels were relatively stable as compared to Star-rated hotels. Accommodation revenue of Jin Jiang Inn Budget Hotels was mainly driven by Available Rooms, Occupancy Rate and ADR. Turnover of Jin Jiang Inn for the Period amounted to approximately RMB279,200,000, which increased by approximately RMB76,400,000 or approximately 37.7% compared to the same period of 2006. The increase was mainly attributable to the increase in Available Rooms from 14 new Jin Jiang Inns which opened in 2006 and 19 new Jin Jiang Inns which opened during the Period; and the increase in initial franchise fees and ongoing franchise fees received from the Franchisees in consideration for the licence of brand name rights and the provision of technical and management services. Initial and ongoing franchise fees income for the Period amounted to approximately RMB16,700,000, representing an approximate 215.1% growth compared to the same period of 2006.

Star-rated Hotel Management

The external sales of Star-rated hotel management for the Period increased by approximately 18.3% to approximately RMB22,600,000 compared to the same period of 2006, which represented the management fee received from hotel management services provided to Star-rated hotels not owned by the Group.

Restaurants and others

Gross sales from restaurant operations decreased by approximately 90.7% to approximately RMB4,200,000 for the Period as compared with the same period of 2006. In the past, revenue of restaurants was mainly derived from fast food chain restaurants, namely New Asia Café de Carol, and an up-scale restaurant, namely the Chinoise Story. The former was regarded as a jointly controlled entity of the Group and its results were proportionately consolidated into the consolidated financial statements of the Group before 1 July 2006. New Asia Café de Carol became an associated company effective from 1 July 2006. As a result, only revenue of the Chinoise Story restaurant is currently reflected.

The Group also engages in other businesses including provision of inter-group financial services through Jin Jiang International Finance, training and education and moon cake production business. This segment of revenue increased by approximately RMB6,100,000 or approximately 69.3% as compared with the same period of 2006, reflecting mainly growth in interests accrued on deposits in line with substantial increase in the balance of deposits with Jin Jiang International Finance.

COST OF SALES

The cost of sales for the Period and the six months ended 30 June 2006 were approximately RMB951,300,000 and RMB901,300,000, respectively i.e. increased by approximately 5.5%. The increase reflected mainly increased cost of sales, comprising property leasing expenses, depreciation costs, energy expenses and labour cost, in line with increased turnover following acquisitions and expanded services by Jin Jiang Inn.

GROSS PROFIT

For the above reasons, the Group recorded a gross profit of approximately RMB532,500,000 for the Period, representing a decrease of approximately RMB16,800,000 or approximately 3.1% compared with the same period of 2006.

OTHER INCOME

Other income consists of dividends received from Suzhou, Wuxi and Hangzhou Kentucky Fried Chicken Company Limited. In addition, the Group generated a gain of approximately RMB166,300,000 for the disposal of shares in Shanghai Pudong Development Bank and approximately RMB42,400,000 from the disposal of other equity investments during the Period. Accordingly, other income for the Period increased by approximately 585.1% to approximately RMB267,100,000 (same period of 2006: approximately RMB39,000,000).

SELLING AND MARKETING EXPENSES

Selling and marketing expenses, mainly comprising staff cost, travel agents commission and advertising expenses, increased by approximately 11.0% to approximately RMB77,600,000 for the Period (same period of 2006: approximately RMB69,900,000) mainly as a result of the growth in business referrals by travel agents and reservation centres.

ADMINISTRATIVE EXPENSES

Administrative expenses for the Period increased by approximately 24.0% to approximately RMB253,800,000 (same period of 2006: approximately RMB204,600,000), reflecting mainly the pre-operating expenses incurred for Wuhan Jin Jiang International Hotel and Jin Jiang Inn.

OTHER EXPENSES

The Group's other expenses, primarily consisting of bank charges and loss on disposal of property, plant and equipment, decreased by approximately 15.4% to approximately RMB12,800,000 (same period of 2006: approximately RMB15,200,000) for the Period.

FINANCE COST

This item represents interest expenses for the Group's bank borrowings. The interest expenses for the Period increased by approximately 76.6% to approximately RMB67,300,000 (same period of 2006: approximately RMB38,100,000). Costs increased as the Group reported foreign exchange losses of approximately RMB34,600,000 in respect of proceeds from the Company's initial public offering.

SHARE OF RESULTS OF ASSOCIATES

This item represents mainly share of results of Shanghai KFC, an associated company of the Group. The share of results of associates for the Period, increased by approximately 16.8% to approximately RMB43,300,000 (same period of 2006: approximately RMB37,000,000). The growth was mainly attributable to the substantial increase in the profit of such company during the Period resulting in a profit contribution of approximately RMB37,000,000 (same period of 2006: approximately RMB27,000,000).

Management Discussion and Analysis

TAXATION

The effective tax rate was approximately 8.8% for the Period, compared to approximately 27.7% for the same period of 2006. The decrease was mainly due to the promulgation of new laws on enterprise income tax in March 2007, pursuant to which the income tax rate applicable to domestic enterprises would be reduced from 33% to 25% from 1 January 2008. Since the deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, the change in the applicable tax rate affects the determination of the carrying values of deferred tax assets and liabilities of the Group and accordingly, the income tax expenses decreased significantly.

NET PROFIT FOR THE PERIOD

As a result of the factors described above, net profit for the Period attributable to equity holders of the Company was approximately RMB294,700,000 (same period of 2006: approximately RMB159,600,000), increasing by approximately RMB135,100,000 or approximately 84.6%.

AVAILABLE-FOR-SALE FINANCIAL ASSETS

The Group continued to dispose of its available-for-sale financial assets. During the Period, 6,000,000 shares of Shanghai Pudong Development Bank were disposed of, realising a gain of approximately RMB166,300,000 and the net gain after deducting income tax expense and minority interests amounted to approximately RMB126,200,000. As at 30 June 2007, the fair value of the Group's stock investments in the securities market not subject to selling restrictions was approximately RMB396,200,000, which represented significant value growth over their historical costs.

Besides, among the available-for-sale financial assets of the Group, equity in Changjiang Securities Company Limited ("Changjiang Securities") held by Jin Jiang Hotels Development represented approximately 7.12% of the total capital contribution of Changjiang Securities. Currently, Changjiang Securities and Shijiazhuang Refining and Chemical Co., Ltd. are proposing a merger by absorption. Upon the completion of the merger by absorption and share restructuring, Jin Jiang Hotels Development is expected to be interested in approximately 6.01% of Shijiazhuang Refining and Chemical Co., Ltd.'s issued share capital to become its fourth largest shareholder.

GEARING AND CAPITAL COMMITMENTS

The gearing ratio, defined as total debts divided by total assets, decreased from approximately 19.3% as at 31 December 2006 to approximately 8.0% as at 30 June 2007.

As of 30 June 2007, the Group had approximately RMB125,100,000 in capital commitments (as at 31 December 2006: approximately RMB321,700,000) and has no significant contingent liabilities.

BORROWINGS

The Group has fulfilled all covenants under its borrowing agreements. Outstanding borrowings as at 30 June 2007 are analysed as follows:

(RMB'000)	Maturity of contracted borrowings outstanding at 30 June 2007 Within 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total
Borrowings					
Corporate bank borrowings (RMB)	53,000	321,000	303,600	50,000	727,600
Corporate bank borrowings (USD)	—	31,260	—	—	31,260
Total	53,000	352,260	303,600	50,000	758,860

Note: Of the borrowings, unsecured borrowings accounted for approximately RMB460,860,000 or approximately 60.7%, secured loans accounted for approximately RMB298,000,000 or approximately 39.3%; RMB borrowings accounted for approximately RMB727,600,000 or approximately 95.9% and USD borrowings accounted for approximately US$4,000,000 (equivalent to approximately RMB31,260,000) or approximately 4.1%.

PLEDGE OF ASSETS

As at 30 June 2007, property, plant and equipment of the Group with net book amount of approximately RMB315,600,000 was pledged as securities for the Group's borrowings.

TREASURY MANAGEMENT

a) Cash and cash equivalents

Cash and cash equivalents as at 30 June 2007 and 31 December 2006 were approximately RMB1,833,500,000 and approximately RMB3,516,900,000 respectively.

b) Interest rate risk management

The interest rates for a majority of the Group's borrowings are set at 90% of the benchmark borrowing interest rate, which was published by the People's Bank of China. Fixed interest rates are adopted to enter into borrowing contracts if the interest rate is expected to go up. As at 30 June 2007, the fixed interest rate borrowings accounted for 95.9% of the Group's total borrowings, which mitigate the interest rate risk.

Jin Jiang International Finance, a subsidiary of the Company, acts as a non-banking financial institution within the Group. In order to centralise the cash resources and improve the efficiency of the fund, the subsidiaries, jointly controlled entities and associates of the Company deposit most of cash in the accounts with Jin Jiang International Finance and borrow from Jin Jiang International Finance as first priority. As a result, the interest expenses of external bank borrowings are decreased.

c) **Foreign exchange rate risk management**

The Group mainly operates in Mainland China and most of the Group's transactions, assets and liabilities are denominated in RMB. Foreign currencies are however required to settle payments for the Group's purchases of equipment from overseas suppliers and certain expenses. Foreign currencies are also received from overseas customers. The Group's cash and cash equivalents and borrowings as at 30 June 2007 included foreign currencies denominated in either US$ or HK$.

RMB is not freely convertible into other foreign currencies. Conversion of RMB into foreign currencies is subject to rules and regulations of foreign exchange control promulgated by the PRC government.

The Group entered into a series of term structured forward exchange settlement and sales contracts with financial institutions to avoid significant fluctuations in exchange rates in view of the strong RMB and the strict requirements for foreign exchange settlement of proceeds from listing.

MATERIAL ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES AND ASSOCIATES

Jiu Long Hotel is a jointly controlled entity of the Company which the Company holds 55% equity interest. On 23 May 2007, the Company submitted to Shanghai United Assets and Equity Exchange information on the proposed transfer of its 44% equity interest in Jiu Long Hotel.

On 31 July 2007, the Company entered into a sale and purchase agreement with Shanghai Greenland Commercial (Group) Co., Ltd. for the transfer of 44% equity interest in Jiu Long Hotel at a consideration of approximately RMB112,200,000. The Company expects such transfer would realize a gain before tax of approximately RMB81,878,000.

HUMAN RESOURCES, TRAINING AND OTHERS

The Group possesses a professional training school which provides professional training to nurture industry professionals. The Company opened the Les Roches Jin Jiang International Hotel Management College in partnership with GESHOTEL-Les Roches Swiss Hotel Association School of Hotel Management, which provides hotel managers and future hotel management with various types and levels of Star-rated hotel training course to nurture high quality industry professionals for the society and provide manpower resources for the Company's future development. As at 30 June, the college had an enrollment of about 270 full-time students. Apart from 121 students who had been assigned by the Group in one-year or six-month management trainee courses, there were almost 1,000 students, including employees of the Group and outside enrollees, who had also completed various management training courses.

In addition, the Company had also organized various training and development courses during the Period to strengthen the implementation of our hotel policies and procedures and core standards within the hotels. Overseas experts were invited to deliver lectures and share their experience.

As at 30 June 2007, the Group had about 18,000 employees, increased by about 700 employees compared with the end of 2006. Employee benefit expense increased to RMB417,600,000 for the Period (same period of 2006: RMB384,200,000), which represented an increase of 8.7%. The remuneration of the existing employees is basic salary, discretionary bonus and social security contribution. No share option scheme has been set up so far.

FUTURE BUSINESS OUTLOOK, PROSPECTS AND PLANS

The Group benefits from its strengths in hotel ownership and hotel management as one of China's leading hotel investors and operators. In its dual role as owner and manager, the Company is well-positioned to strengthen control over its hotels while realising potential value growth for its hotel properties. The key business strategy of the Group is to enhance future profitability through the redeployment of funds to rationalize the network and distribution of its hotels.

The Company has placed a strong emphasis on communications with its strategic investor since its listing. Regulars meetings were scheduled with Starwood Capital Group Global, LLC. as agreed, whereby mutual discussions were held to explore a variety of options for future cooperation.

The Company will strive to secure more management contracts and franchise contracts. Besides, the Company will continue to increase the number of hotel rooms through expansion of the Jin Jiang Inn network and acquisition and merger of existing hotel properties in operation in the market.

The expansion plan of Jin Jiang Inns remains unchanged. The Company expects the number of Jin Jiang Inn Budget Hotels to increase to approximately 600 by 2010 (including about 400 inns in operation and approximately 200 inns under development).

The Company will continue to enhance its core competitive strengths in brand name, network, human resources and management systems.

Other Information

INTERIM DIVIDEND

The Directors do not recommend the payment of an interim dividend for the Period. The Directors do not expect any waiver of future dividends by any shareholders.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES

During the Period, the Company had not redeemed any of its listed securities, and neither the Company nor any of its subsidiaries had purchased or sold any of the Company's listed securities.

DIRECTORS', CHIEF EXECUTIVE AND SUPERVISORS' INTERESTS

Interests in shares or underlying shares or debentures of the Company

As at 30 June 2007, none of the Directors, chief executive of the Company or Supervisors had any interest or short positions in the shares, underlying shares or debentures of the Company which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "SFO") (including interests and short positions which he or she is taken or deemed to have under such provisions of the SFO) or which was required to be entered in the register required to be kept by the Company pursuant to Section 352 of the SFO or which was otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code)", which shall be deemed to apply to the Supervisors to the same extent as it applies to the Directors.

Interests in shares or underlying shares or debentures of associated corporations

As at 30 June 2007, three Directors, namely Mr. Xu Zurong, Mr. Yang Weimin and Mr. Chen Hao held the following equity interests in Jin Jiang Inn:

Name	Equity interest in Jin Jiang Inn	Nature of interests	Capacity	Percentage in total registered capital of Jin Jiang Inn
Xu Zurong	2,594,600 *(Note 1)*	Long Position	Beneficial owner	1.4438% *(Note 1)*
	2,594,600 *(Note 2)*	Short Position	Beneficial owner	1.4438% *(Note 2)*
Yang Weimin	1,729,730 *(Note 1)*	Long Position	Beneficial owner	0.9625% *(Note 1)*
	1,729,730 *(Note 2)*	Short Position	Beneficial owner	0.9625% *(Note 2)*
Chen Hao	1,729,730 *(Note 1)*	Long Position	Beneficial owner	0.9625% *(Note 1)*
	1,729,730 *(Note 2)*	Short Position	Beneficial owner	0.9625% *(Note 2)*

Notes:

1. These figures represent the respective equity interest in Jin Jiang Inn of these Directors. In addition, under the Jin Jiang Inn Shareholders' Agreement (as defined in the Prospectus), in the event new equity interest is issued by Jin Jiang Inn, each of these Directors has been granted pre-emptive rights over such new equity interest in proportion to his respective equity interest in Jin Jiang Inn. Please refer to the section headed "Connected Transactions — Jin Jiang Inn Shareholders' Agreement" in the Prospectus for more information.

2. Under the Jin Jiang Inn Shareholder's Agreement, each of these Directors has granted to (a) the Company rights of first refusal to purchase his respective equity interest in Jin Jiang Inn if he intends to transfer his said equity interest; and (b) the Company (or a third party designated by the Company) buy back rights to purchase his equity interest in Jin Jiang Inn after the occurrence of certain events. Under the articles of association of Jin Jiang Inn, the Company and Jin Jiang Hotels Development have also been granted certain rights of first refusal over the equity interests held by these Directors in Jin Jiang Inn if they intend to transfer their said respective equity interests. Please refer to the section headed "Connected Transactions — Jin Jiang Inn Shareholders' Agreement" in the Prospectus for more information.

As at 30 June 2007, Mr. Yu Minliang, the Chairman and executive Director, held the following number of shares in Jin Jiang Hotels Development:

Name	Equity interests in Jin Jiang Hotels Development	Nature of interests	Capacity	Percentage of total share capital of Jin Jiang Hotels Development
Yu Minliang	14,305	Long Position	Beneficial owner	0.0024%

Save as disclosed above, as at 30 June 2007, none of the Directors, chief executive of the Company or Supervisors had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), which was required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such Directors, chief executive of the Company and Supervisors were taken or deemed to have under such provisions of the SFO) or which was required to be entered in the register required to be kept by the Company pursuant to Section 352 of the SFO or which was otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code (which shall be deemed to apply to the Supervisors to the same extent as it applies to the Directors).

Other Information

SUBSTANTIAL SHAREHOLDERS' INTERESTS

Substantial shareholders' interests in shares or underlying shares of the Company

As at 30 June 2007, so far as was known to the Directors, the following persons (other than a Director, chief executive of the Company or Supervisor) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or recorded in the Company's register pursuant to section 336 of the SFO:

Name of shareholder	Class of shares	Number of shares /underlying share held	Capacity	Percentage in the relevant of class share capital	Percentage of total share capital
Jin Jiang International	Domestic shares	3,173,500,000 (Long Position)	Beneficial owner and controlled corporation *(Note 1)*	100%	69.52%
Chinese National Social Security Fund	H shares	110,088,000 (Long Position)	Beneficial owner	7.91%	2.41%
JJ Co-Invest Holdings Limited	H shares	106,170,000 (Long Position)	Beneficial owner *(Note 2)*	7.63%	2.33%
Hotel JJ Holdings Limited	H shares	106,170,000 (Long Position)	Controlled corporation *(Note 2)*	7.63%	2.33%
SCG Hotel Management, L.L.C.	H shares	106,170,000 (Long Position)	Controlled corporation *(Note 2)*	7.63%	2.33%
Starwood Capital Group Global, L.L.C.	H shares	106,170,000 (Long Position)	Controlled corporation *(Note 2)*	7.63%	2.33%
Barry S. Sternlicht	H shares	106,170,000 (Long Position)	Controlled corporation *(Note 2)*	7.63%	2.33%
Central SAFE Investments Limited ("CSIL")	H shares	70,780,000 (Long Position)	Controlled corporation *(Note 3)*	5.09%	1.55%
Li Kwok Po, David	H shares	70,780,000 (Long Position)	Controlled corporation	5.09%	1.55%
South Valley Holdings Limited	H shares	70,780,000 (Long Position)	Beneficial owner	5.09%	1.55%

Notes:

(1) According to the form filed by Jin Jiang International Holdings Company Limited ("Jin Jiang International"), 3,014,825,000 domestic shares are beneficially held by it and 158,675,000 domestic shares are held through a controlled corporation.

(2) The Company has been informed that: (i) JJ Co-Invest Holdings Limited is ultimately 100% owned by investment funds, which are controlled by Starwood Capital Group Global, L.L.C., which is in turn controlled by Mr. Barry S. Sternlicht; (ii) JJ Co-Invest Holdings Limited is a non wholly owned subsidiary of Hotel JJ Holdings Limited, which is owned by certain of such Starwood Capital investment funds of which SCG Hotel Management, L.L.C. is general partner; and (iii) SCG Hotel Management, L.L.C. is controlled by Starwood Capital Group Global, L.L.C., which is in turn controlled by Mr. Barry S. Sternlicht.

(3) According to the form filed by CSfL, these H Shares are directly held by Will Rich Investments Ltd.

Save as disclosed above and so far as the Directors are aware, as at 30 June 2007, no other person had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or recorded in the Company' s register pursuant to section 336 of the SFO, or who was, directly or indirectly, interested in 10 per cent or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

AUDIT COMMITTEE

The Company's audit committee is a committee established by the Board and its main responsibility is to review and supervise the Company's financial reporting procedures and internal control and to maintain an appropriate relationship with the Company's auditors. The chairman of the audit committee is Mr. Xia Dawei and the secretary to the audit committee is Dr. Yuen Chin Yau.

Audit committee meetings were held on 16 April 2007 and 21 August 2007 respectively. The consolidated financial statements for the year ended 31 December 2006 and the unaudited condensed consolidated interim financial statements of the Group for the Period were respectively reviewed at such meetings and the audited committee agrees with the accounting treatment adopted by the Company.

SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS

The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules as the Company's code regarding Directors' and Supervisors' securities transactions. Every Director and Supervisor at the time of appointment was given a copy of the Model Code. The Company confirms, having made specific enquiries with all Directors and Supervisors, that for the Period, its Directors and Supervisors have complied with the requirements relating to Directors' and Supervisors' dealing in securities as set out in the Model Code.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES (THE "CG CODE") IN APPENDIX 14 OF THE LISTING RULES

The Board hereby confirms that none of the Directors was aware of any information that reasonably indicated the Group was not in compliance with applicable code provisions of the CG Code at any time during the Period.

Unaudited Condensed Consolidated Interim Balance Sheet

As at 30 June 2007

	Note	**As at 30 June 2007 RMB'000**	As at 31 December 2006 RMB'000
ASSETS			
Non-current assets			
Property, plant and equipment	5	**4,662,325**	4,449,956
Land use rights	5	**1,103,653**	1,061,427
Intangible assets	5	**18,989**	18,911
Investments in associates		**323,317**	347,278
Available-for-sale financial assets		**680,020**	296,307
Deferred income tax assets		**20,170**	17,280
Long-term bank deposits		**–**	23,426
		6,808,474	6,214,585
Current assets			
Inventories		**64,634**	49,241
Trade and other receivables	6	**552,752**	318,752
Assets classified as held for sale	22	**30,190**	–
Restricted cash		**214,711**	78,679
Long-term bank deposits due within 12 months		**22,847**	23,426
Cash and cash equivalents		**1,833,523**	3,516,893
		2,718,657	3,986,991
Total assets		**9,527,131**	10,201,576

Unaudited Condensed Consolidated Interim Balance Sheet

As at 30 June 2007

	Note	As at 30 June 2007 RMB'000	As at 31 December 2006 RMB'000
EQUITY			
Capital and reserves attributable to the equity holders of the Company			
Share capital	7	**4,565,000**	4,565,000
Reserves			
— Proposed final dividend	17	**—**	118,690
— Others		**2,042,610**	1,457,613
		6,607,610	6,141,303
Minority interests		**1,054,369**	991,902
Total equity		**7,661,979**	7,133,205
LIABILITIES			
Non-current liabilities			
Borrowings	10	**705,860**	1,272,763
Deferred income tax liabilities		**251,511**	212,304
		957,371	1,485,067
Current liabilities			
Trade and other payables	9	**742,911**	792,885
Dividends payable		**14,062**	—
Income tax payable		**97,808**	94,196
Borrowings	10	**53,000**	696,223
		907,781	1,583,304
Total liabilities		**1,865,152**	3,068,371
Total equity and liabilities		**9,527,131**	10,201,576
Net current assets		**1,810,876**	2,403,687
Total assets less current liabilities		**8,619,350**	8,618,272

The notes on pages 30 to 64 are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Interim Income Statement

For the Six Months Ended 30 June 2007

		Six months ended 30 June	
		2007	2006
	Note	**RMB'000**	RMB'000
Revenue	4	**1,483,791**	1,450,585
Cost of sales	13	**(951,267)**	(901,274)
Gross profit		**532,524**	549,311
Other income	11	**267,127**	38,991
Selling and marketing expenses	13	**(77,603)**	(69,910)
Administrative expenses	13	**(253,802)**	(204,597)
Other expenses	12	**(12,848)**	(15,185)
Operating profit		**455,398**	298,610
Finance costs	14	**(67,344)**	(38,135)
Share of results of associates		**43,276**	37,041
Profit before income tax		**431,330**	297,516
Income tax expense	15	**(37,900)**	(82,295)
Profit for the period		**393,430**	215,221
Attributable to:			
Equity holders of the Company		**294,712**	159,605
Minority interests		**98,718**	55,616
		393,430	215,221
Earnings per share for profit attributable to equity holders of the Company for the period (expressed in RMB cents per share) — basic and diluted	16	**6.46**	4.84
Dividends	17	**–**	26,472

The notes on pages 30 to 64 are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

For the Six Months Ended 30 June 2007

		Attributable to equity holders of the Company				
	Note 8	Capital/share capital RMB'000	Other reserves RMB'000	Retained earnings/ (accumulated losses) RMB'000	Minority interests RMB'000	Total Equity RMB'000
Balance at 1 January 2007		4,565,000	1,438,140	138,163	991,902	7,133,205
Profit for the period		–	–	294,712	98,718	393,430
Redemption from minority interests	(viii)	–	5,302	–	(5,302)	–
Fair value gains on available -for-sale financial assets, net of tax	(v)	–	284,983	–	6,794	291,777
Addition for jointly controlled entities becoming subsidiaries *(note 21(i))*		–	–	–	68,717	68,717
Dividends to minority interests		–	–	–	(106,460)	(106,460)
Dividends declared		–	–	(118,690)	–	(118,690)
Balance at 30 June 2007		4,565,000	1,728,425	314,185	1,054,369	7,661,979
Balance at 1 January 2006		724,254	2,708,834	(96,771)	901,211	4,237,528
Profit for the period		–	–	159,605	55,616	215,221
Effect on merger of equity interests in subsidiaries		–	(26,378)	–	–	(26,378)
Distribution to minority interests	(vii)	–	(95,705)	–	95,705	–
Acquisition of equity interests in subsidiaries from minority interests	(vi)	–	(57,426)	–	(52,933)	(110,359)
Capitalization of reserves into share capital upon transformation *(note 7(ii))*		2,575,746	(2,575,746)	–	–	–
Profit appropriation		–	11	(11)	–	–
Dividends to minority interests		–	–	–	(78,372)	(78,372)
Dividends declared		–	–	(26,472)	–	(26,472)
Balance at 30 June 2006		3,300,000	(46,410)	36,351	921,227	4,211,168

The notes on pages 30 to 64 are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Interim Cash Flow Statement

For the Six Months Ended 30 June 2007

		Six months ended 30 June	
		2007	2006
	Note	**RMB'000**	RMB'000
Cash flows from operating activities:			
Cash generated from operations		**152,926**	251,213
Interest paid		**(41,782)**	(37,728)
Income tax paid		**(93,335)**	(99,333)
Net cash generated from operating activities		**17,809**	114,152
Cash flows from investing activities:			
Cash inflow from jointly controlled entities becoming subsidiaries	21(i)	**16,911**	–
Acquisition of subsidiaries and jointly controlled entities, net of cash acquired		**–**	8,249
Proceeds from disposal of a subsidiary		**55,748**	616
Cash outflow from a jointly controlled entity classified as held for sale	22	**(2,008)**	–
Proceeds from disposal of investments in an associate		**–**	49
Purchase of property, plant and equipment		**(395,815)**	(284,190)
Proceeds from disposal of property, plant and equipment		**1,370**	4,530
Purchase of intangible assets		**(350)**	–
Decrease in long-term bank deposits		**24,005**	447
Loans granted to related parties		**(105,790)**	(92,795)
Loan repayments received from related parties		**38,653**	107,840
Interest received		**21,181**	4,376
Dividends received		**51,388**	51,218
Increase in investments in associates		**–**	(7,040)
Proceeds from disposal of available-for-sale financial assets		**219,405**	2,782
Acquisition of equity interests of certain Transfer-in Companies and Jin Jiang Hotels Development under common control		**–**	(39,749)
Acquisition of equity interests in subsidiaries from minority interests		**–**	(112,035)
Net cash used in investing activities		**(75,302)**	(355,702)

Unaudited Condensed Consolidated Interim Cash Flow Statement

For the Six Months Ended 30 June 2007

		Six months ended 30 June	
		2007	2006
	Note	**RMB'000**	RMB'000
Cash flows from financing activities:			
Payments of issuing expenses		**(58,477)**	–
Proceeds from bank borrowings		**41,346**	822,046
Repayments of bank borrowings		**(1,263,318)**	(572,965)
Dividends paid to equity holders of the Company		**(118,690)**	–
Dividends paid to minority interests		**(97,298)**	(78,372)
Payments of a subsidiary to China Securities Depository and Clearing Corporation Limited for dividend distribution	6(a)	**(82,893)**	–
(Decrease)/increase in deposits from related parties		**(11,976)**	16,785
Net cash (used in)/generated from financing activities		**(1,591,306)**	187,494
Decrease in cash and cash equivalents		**(1,648,799)**	(54,056)
Cash and cash equivalents at beginning of the period		**3,516,893**	832,916
Exchange losses on cash and cash equivalents		**(34,571)**	–
Cash and cash equivalents at end of the period		**1,833,523**	778,860

The notes on pages 30 to 64 are an integral part of these unaudited condensed consolidated interim financial statements.

Selected Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the Six Months Ended 30 June 2007

1 GENERAL INFORMATION

Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company"), formerly known as Shanghai New Asia (Group) Company, was established on 16 June 1995 as a wholly state-owned company with limited liability and has been directly under the administration and control of the State-Owned Assets Supervision and Administration Commission of Shanghai Municipal Government ("Shanghai SASAC") or its predecessors. Pursuant to an enterprise reorganisation in June 2003, the Company was designated by Shanghai SASAC as a wholly-owned subsidiary of Jin Jiang International Holdings Company Limited ("Jin Jiang International"), which is also a wholly state-owned company directly under the administration and control of Shanghai SASAC. In September 2005, Jin Jiang International allocated its 5% equity interest in the Company to its wholly-owned subsidiary, Shanghai Jin Jiang International Investment and Management Company Limited (formerly known as Shanghai Huating Group Company Limited).

On 11 January 2006, the Company's name was changed to its current name and the Company was converted into a joint stock limited company under the Company Law of the People's Republic of China (the "PRC" or "Mainland China") by converting its paid-in capital and reserves of Renminbi ("RMB") 3,300,000,000 at 30 September 2005 into 3,300,000,000 ordinary shares of RMB1 per share.

Before 15 December 2006, the Company and its subsidiaries (hereinafter collectively referred to as the "Group") completed a series of reorganisation transactions (the "Reorganisation") comprising transfer of its equity interests in certain subsidiaries (the "Transfer-out Companies"), a jointly controlled entity and certain associates to Jin Jiang Internationals, receipt of equity interests in certain subsidiaries (the "Transfer-in Companies"), jointly controlled entities and associates from Jin Jiang Internationals and its other subsidiaries (other than the Group) and acquisition of certain equity interests of Shanghai Jin Jiang International Hotels Development Company Limited from state-owned enterprises and other companies.

On 15 December 2006 and 20 December 2006, a total of 1,265,000,000 ordinary shares of RMB1 per share newly issued by the Company through a public offer in Hong Kong and an international placing were listed on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). Accordingly, the share capital of the Company was increased to RMB4,565,000,000.

The address of the Company's registered office is Room 316-318, No. 24, Yang Xin Dong Road, Shanghai, the People's Republic of China.

The Group is principally engaged in investment and operation of hotels and related businesses (the "Hotel Related Businesses") in Mainland China.

These unaudited condensed consolidated interim financial statements have been approved for issue by the Board on 24 August 2007.

2 BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements of the Group for the six months ended 30 June 2007 have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the HKICPA. The unaudited condensed consolidated interim financial statements should be read in conjunction with the consolidated financial statements of the Group for the year ended 31 December 2006, which were prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies adopted are consistent with those of the consolidated financial statements for the year ended 31 December 2006 except that the Group has adopted new standard, interpretations and amendments to standard (collectively the "new/revised HKFRS") which are relevant to the Group's operations and are mandatory for the financial year ending 31 December 2007.

The following new standards, amendments to standards and interpretations are mandatory for the financial year ending 31 December 2007.

HKAS 1 (Amendment)	Presentation of Financial Statements: Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment

The Group has assessed the impact of the adoption of the above new standard, amendment and interpretations and considered that there was no significant impact on the Group's results and financial position nor any substantial changes in the Group's accounting policies, whereas the adoption of HKAS 1 (Amendment) and HKFRS 7 requires additional disclosures relating to sensitivity analysis to market risk and the capital disclosures to be made in the annual consolidated financial statements.

The following new standard, revised standard and interpretations have been issued but are not effective and have not been early adopted. The Board anticipate that adoption of these standards, amendments to standards and interpretations will not result in substantial changes to the Group's accounting policies.

HKFRS 8	Operating Segments
HK(IFRIC)-Int 11	HKFRS 2 – Group and Treasury Share Transactions
HK(IFRIC)-Int 12	Service Concession Arrangements
HKAS 23 Revised	Borrowing Costs

The unaudited condensed consolidated interim financial statements include the unaudited interim financial statements of the Company and all of its subsidiaries made up to 30 June 2007.

4 TURNOVER AND SEGMENT INFORMATION

During the six months ended 30 June 2007, the Group's Hotel Related Businesses were organized into four main business segments in Mainland China and Hong Kong:

(1) Star-rated hotel operation: ownership and operation of star-rated hotels;

(2) Jin Jiang Inn Budget Hotels: operation of self-owned budget hotels and franchising to budget hotels owned by other parties;

(3) Star-rated hotel management: provision of hotel management services to star-rated hotels owned by the Group or other parties; and

(4) Restaurants: operation of fast food or upscale restaurants and related investments.

The segment of "Others" comprises other businesses of the Group, which mainly include financial services, training and education, moon cake production businesses, and other activities unable to be allocated to any business segment.

(a) Turnover

The Group's revenue which represents turnover for the six months ended 30 June 2007 is as follows:

	Six months ended 30 June	
	2007	2006
	RMB'000	RMB'000
Star-rated hotel operation		
– Accommodation revenue	**668,877**	689,244
– Food and beverage sales	**351,559**	354,498
– Rendering of ancillary services	**62,976**	59,935
– Rental revenue	**57,902**	52,640
– Sales of hotel supplies	**21,595**	18,673
	1,162,909	1,174,990
Jin Jiang Inn Budget Hotels	**279,100**	202,807
Star-rated hotel management	**22,630**	19,062
Restaurants	**4,248**	44,929
Others	**14,904**	8,797
	1,483,791	1,450,585

4 TURNOVER AND SEGMENT INFORMATION (Continued)

(b) Primary reporting format – business segments

The segment results for the six months ended 30 June 2007 are as follows:

	Star-rated hotel operation RMB'000	Jin Jiang Inn Budget Hotels RMB'000	Star-rated hotel management RMB'000	Restaurants RMB'000	Others RMB'000	Group RMB'000
External sales *(note 4(a))*	1,162,909	279,100	22,630	4,248	14,904	1,483,791
Inter-segment sales	54,765	8,947	22,969	–	26,782	113,463
Total gross segment sales	1,217,674	288,047	45,599	4,248	41,686	1,597,254
Other income *(note 11)*	212,853	2,439	279	25,572	25,984	267,127
Operating profit	343,971	18,552	26,730	24,582	41,563	455,398
Finance costs *(note 14)*						(67,344)
Share of results of associates	10,410	–	(33)	35,511	(2,612)	43,276
Profit before income tax						431,330
Income tax expense *(note 15)*						(37,900)
Profit for the period						393,430
Other segment items are as follows:						
Capital expenditure *(note 5)*	154,822	274,621	87	3,479	983	433,992
Depreciation *(note 5)*	139,589	36,897	181	837	889	178,393
Amortization of land use rights *(note 5)*	12,718	1,940	–	–	53	14,711
Amortization of intangible assets *(note 5)*	118	115	–	–	–	233
Provision for trade and other receivables *(note 13)*	94	2	–	–	–	96

4 TURNOVER AND SEGMENT INFORMATION (Continued)

(b) Primary reporting format – business segments (continued)

The segment results for the six months ended 30 June 2006 are as follows:

	Star-rated hotel operation RMB'000	Jin Jiang Inn Budget Hotels RMB'000	Star-rated hotel management RMB'000	Restaurants RMB'000	Others RMB'000	Group RMB'000
External sales *(note 4(a))*	1,174,990	202,807	19,062	44,929	8,797	1,450,585
Inter-segment sales	52,122	2,820	28,125	–	28,808	111,875
Total gross segment sales	1,227,112	205,627	47,187	44,929	37,605	1,562,460
Other income *(note 11)*	17,054	823	248	20,804	62	38,991
Operating profit	215,590	24,982	26,090	13,538	18,410	298,610
Finance costs *(note 14)*						(38,135)
Share of results of associates	12,824	–	(201)	26,111	(1,693)	37,041
Profit before income tax						297,516
Income tax expense *(note 15)*						(82,295)
Profit for the period						215,221
Other segment items are as follows:						
Capital expenditure *(note 5)*	213,275	137,855	31	9,860	1,242	362,263
Depreciation *(note 5)*	138,825	23,694	161	3,108	717	166,505
Amortization of land use rights *(note 5)*	11,297	1,221	–	–	101	12,619
Amortization of intangible assets *(note 5)*	274	73	–	105	3	455
Write-down of inventories *(note 13)*	285	–	–	–	–	285
Provision for/(reversal of) of trade and other receivables *(note 13)*	251	–	–	–	(24)	227

4 TURNOVER AND SEGMENT INFORMATION (Continued)

(b) Primary reporting format – business segments (continued)

The segment assets and liabilities as at 30 June 2007 are as follows:

	Star-rated hotel operation RMB'000	**Jin Jiang Inn Budget Hotels RMB'000**	**Star-rated hotel management RMB'000**	**Restaurants RMB'000**	**Others RMB'000**	**Group RMB'000**
Segment assets	**5,647,545**	**1,925,149**	**176,174**	**98,464**	**1,356,482**	**9,203,814**
Investments in associates	**105,495**	**–**	**619**	**210,400**	**6,803**	**323,317**
Total assets	**5,753,040**	**1,925,149**	**176,793**	**308,864**	**1,363,285**	**9,527,131**
Total liabilities	**1,248,940**	**474,548**	**24,744**	**8,801**	**108,119**	**1,865,152**

The segment assets and liabilities as at 31 December 2006 are as follows:

	Star-rated hotel operation RMB'000	Jin Jiang Inn Budget Hotels RMB'000	Star-rated hotel management RMB'000	Restaurants RMB'000	Others RMB'000	Group RMB'000
Segment assets	7,470,096	1,541,259	197,571	91,226	554,146	9,854,298
Investments in associates	93,488	–	653	243,723	9,414	347,278
Total assets	7,563,584	1,541,259	198,224	334,949	563,560	10,201,576
Total liabilities	2,297,995	467,782	29,389	6,093	267,112	3,068,371

4 TURNOVER AND SEGMENT INFORMATION (Continued)

(b) Primary reporting format – business segments (continued)

Segment assets consist primarily of property, plant and equipment, land use rights, available-for-sale financial assets, deferred income tax assets, inventories, receivables and operating cash. They also include goodwill recognized arising from acquisition of subsidiaries relating to respective segments.

Segment liabilities comprise operating liabilities. Corporate borrowings are included in the segment of "Others".

Capital expenditure (note 5) comprises additions to property, plant and equipment, land use rights and intangible assets, including additions resulting from acquisition through business combinations other than common control combination (note 19).

(c) Secondary reporting format – geographical segments

No geographical segment information is presented as more than 90% of the Group's turnover and contribution to operation is attributable to Mainland China market and more than 90% of the Group's assets are located in Mainland China, which is considered as one geographic location with similar risks and returns.

5 CAPITAL EXPENDITURE

	Property, plant and equipment RMB'000	Land use right RMB'000	Intangible assets RMB'000
Cost			
At 1 January 2007	6,821,691	1,128,556	20,161
Additions	396,494	37,148	350
Addition for jointly controlled entities becoming subsidiaries *(note 21(i))*	58,717	21,996	–
Transfer out (a)	(108,626)	(2,288)	–
Disposals	(19,192)	–	(59)
At 30 June 2007	7,149,084	1,185,412	20,452
At 1 January 2006	6,292,733	1,065,861	20,296
Additions	278,064	269	673
Acquisition of jointly controlled entities *(note 19)*	83,203	–	54
Disposals	(89,265)	(7,949)	–
At 30 June 2006	6,564,735	1,058,181	21,023
Accumulated depreciation, amortization and Impairment			
At 1 January 2007	(2,371,735)	(67,129)	(1,250)
Depreciation and amortization charge for the period *(note 13)*	(178,393)	(14,711)	(233)
Transfer out (a)	46,208	81	–
Disposals	17,161	–	20
At 30 June 2007	(2,486,759)	(81,759)	(1,463)
At 1 January 2006	(2,293,200)	(44,033)	(1,349)
Depreciation and amortization charge for the period *(note 13)*	(166,505)	(12,619)	(455)
Disposals	78,497	1,805	–
At 30 June 2006	(2,381,208)	(54,847)	(1,804)
Net book amount			
At 30 June 2007	4,662,325	1,103,653	18,989
At 30 June 2006	4,183,527	1,003,334	19,219

5 CAPITAL EXPENDITURE (Continued)

(a) Transfer out represents property, plant and equipment and land use right of a jointly controlled entity, which is classified as assets held for sale (note 22).

(b) Property, plant and equipment of the Group with net book amount of approximately RMB315,577,000 (31 December 2006: approximately RMB319,563,000) was pledged as securities for the Group's borrowings (note 10).

6 TRADE AND OTHER RECEIVABLES

	At 30 June 2007 RMB'000	At 31 December 2006 RMB'000
Trade receivables	**104,125**	67,188
Less: provision for impairment of trade receivables	**(5,072)**	(6,374)
Trade receivables – net	**99,053**	60,814
Amounts due from related parties *(note 20(b))*	**229,973**	102,125
Prepayments and deposits	**107,615**	75,686
Amounts due from China Securities Depository and Clearing Corporation Limited (a)	**82,893**	–
Loans to third parties	**3,756**	3,756
Receivables on disposal of a subsidiary	**–**	55,748
Others	**34,868**	26,349
Less: provision for impairment of other receivables	**(5,406)**	(5,726)
Other receivables — net	**453,699**	257,938
	552,752	318,752

6 TRADE AND OTHER RECEIVABLES (Continued)

(a) The balance represents the prepayment due from China Securities Depository and Clearing Corporation Limited who is trusted by Shanghai Jin Jiang International Hotels Development Company Limited ("Jinjiang Hotel Development") to distribute dividends to the Company.

The majority of the Group's sales are retail sales and no credit terms are granted. For certain corporate or travel agency customers, the sales are made with credit terms from 30 to 90 days generally. Aging analysis of trade receivables at respective balance sheet dates are as follows:

	At 30 June 2007 RMB'000	At 31 December 2006 RMB'000
Current to 3 months	**93,207**	55,119
3 months to 1 year	**6,186**	5,986
Over 1 year	**4,732**	6,083
	104,125	67,188

Provision for impairment of trade receivables over 1 year is approximately RMB3,790,000 (31 December 2006: approximately RMB4,854,000).

The creation and usage of provision for impaired receivables have been included in "Administrative expenses" in the unaudited condensed consolidated interim income statement (note 13).

The carrying amount of trade and other receivables approximate their fair value.

7 SHARE CAPITAL

	Registered and paid-in capital RMB'000	Share capital Number '000	Share capital Amount RMB'000
At 30 June 2007 and 1 January 2007 (iii)	–	4,565,000	4,565,000
At 1 January 2006 (i)	724,254	–	–
Upon transformation by conversion of the following to share capital (ii)			
– Registered and paid-in capital	(724,254)	724,254	724,254
– Reserves	–	2,575,746	2,575,746
At 30 June 2006	–	3,300,000	3,300,000

7 SHARE CAPITAL (Continued)

(i) The Company was established in Mainland China on 16 June 1995 as a wholly state-owned company under the Company Law of Mainland China. The registered and paid-in capital of the Company upon incorporation was RMB200,000,000. Pursuant to a series of capital injections on 1 April 1998 and 10 October 1999, the registered and paid-in capital of the Company increased to approximately RMB724,254,000.

(ii) On 11 January 2006, the Company was transformed into a joint stock limited company by converting its paid-in capital of approximately RMB724,254,000 and reserves of approximately RMB2,575,746,000 as at 30 September 2005 into 3,300,000,000 ordinary shares of RMB1 per share.

(iii) On 15 December 2006 and 20 December 2006, totally 1,265,000,000 ordinary shares of RMB1 per share newly issued by the Company through a public offer in Hong Kong and an international placing were listed on the Main Board of Stock Exchange. Accordingly, the share capital of the Company was increased to RMB4,565,000,000.

8 RESERVES

	Other Reserves							
	Capital surplus (i) RMB'000	Statutory and discretionary surplus reserve (ii) RMB'000	Statutory public welfare fund (iii) RMB'000	Merger reserve (iv) RMB'000	Available-for-sales financial assets (v) RMB'000	Total RMB'000	Retained earnings /(accumulated losses) RMB'000	Total RMB'000
At 1 January 2007	1,766,405	257,026	—	(585,291)		1,438,140	138,163	1,576,303
Profit for the period	—	—	—	—	—	—	294,712	294,712
Redemption from minority interests (viii)	5,302	—	—	—	—	5,302	—	5,302
Fair value gains on available-for-sale financial assets, net of tax (v)	—	—	—	—	284,983	284,983	—	284,983
Dividends declared	—	—	—	—	—	—	(118,690)	(118,690)
At 30 June 2007	1,771,707	257,026	—	(585,291)	284,983	1,728,425	314,185	2,042,610
At 1 January 2006	986,158	175,299	74,126	1,473,251	—	2,708,834	(96,771)	2,612,063
Profit for the period	—	—	—	—	—	—	159,605	159,605
Effect on merger of equity interests in subsidiaries	—	—	—	(26,378)	—	(26,378)	—	(26,378)
Distribution to minority interests (vii)	(95,705)	—	—	—	—	(95,705)	—	(95,705)
Acquisition of equity interests in subsidiaries from minority interests (vi)	(57,426)	—	—	—	—	(57,426)	—	(57,426)
Capitalization of reserves into share capital upon transformation *(note 7(ii))*	(477,681)	(41,455)	(24,446)	(2,032,164)	—	(2,575,746)	—	(2,575,746)
Profit appropriation	—	11	—	—	—	11	(11)	—
Dividends declared	—	—	—	—	—	—	(26,472)	(26,472)
At 30 June 2006	355,346	133,855	49,680	(585,291)	—	(46,410)	36,351	(10,059)

(i) Capital surplus represents premium arising from equity holders' contribution in excess of paid-in capital or from the issue of shares at a price in excess of their par value per share.

8 RESERVES (Continued)

(ii) Pursuant to the Company Law of Mainland China and the articles of association of certain group companies, the Company and its subsidiaries in Mainland China are required to transfer 10% of its net profit, as determined under Mainland China accounting regulations, to statutory surplus reserve until the fund aggregates to 50% of their share capital; after the transfer of statutory surplus reserves, the Company and its subsidiaries in Mainland China can appropriate profit, subject to respective shareholders' approval, to discretionary surplus reserve.

The transfer to statutory and discretionary reserves must be made before distribution of dividends to equity holders. These reserves shall only be used to make good previous years' losses, to expand production operations, or to increase the capital of the respective company. The Company and its subsidiaries in Mainland China may transfer their respective statutory surplus reserve into share/paid-in capital, provided that the balance of the statutory surplus reserve after such transfer is not less than 25% of the registered capital.

(iii) Prior to 1 January 2006, pursuant to the then Company Law of Mainland China and their articles of association, the Company and its subsidiaries in Mainland China are required to transfer 5%-10% of its net profit, as determined under Mainland China accounting regulations, to statutory public welfare fund. From January 2006, according to the newly revised Company Law, the Company and its subsidiaries are not required to make such transfer.

(iv) Merger reserve represents the net effect arising from the application of merger accounting for business combinations in accordance with the Accounting Guideline No.5-"Merger Accounting for Common Control Combination" issued by the HKICPA resulting from transactions among entities under common control. It includes (1) the paid-in capital of the Transfer-in Companies and their retained earnings/(accumulated losses) before acquisitions by Jin Jiang International, which were credited/(debited) to merger reserve and (2) the considerations and other settlements paid by the Group to obtain the interests in these companies, which were debited to merger reserve.

(v) Reserve on available-for-sale financial assets represents the changes in fair value, net of tax, on available-for-sale financial assets through equity.

(vi) Acquisition of equity interests in subsidiaries from minority interests represents (1) the Group's acquisition of 2.44% equity interests in Jin Jiang Hotels Development in the six months ended 30 June 2006 from minority interests who are not under common control of Shanghai SASAC, and (2) the Group's acquisition of 48% equity interest in Shanghai Jinle Hotel Company Limited from its minority shareholder during the six months ended 30 June 2006. Accordingly, these acquisitions are treated as transactions between equity holders and accordingly the considerations paid in excess of the respective shares of net assets are recorded as reduction of capital surplus.

8 RESERVES (Continued)

(vii) Distribution to minority interests represents the Group's giving away for free 4.85% shares in Jin Jiang Hotels Development to other A share public shareholders in its share merger reform in the six months ended 30 June 2006. Accordingly such transfer is treated as a transaction between equity holders and accordingly the respective share of net assets given away is recorded as a reduction of capital surplus.

(viii) Redemption from minority interests represents the payment in shares received from other A share non-public shareholders of Jin Jiang Hotels Development in the six months ended 30 June 2007 for their considerations in the share merger reform as mentioned in above (vii) which were previously made by the Group. Accordingly, such payment is treated as a transaction between equity holders and accordingly the redemptive share of net assets is recorded as an addition of capital surplus.

9 TRADE AND OTHER PAYABLES

	At 30 June 2007 RMB'000	At 31 December 2006 RMB'000
Trade payables	**114,264**	100,434
Payables for purchases of property, plant and equipment	**125,096**	96,356
Amounts due to related parties *(note 20(b))*	**71,115**	88,263
Salary and welfare payables	**144,349**	195,179
Other taxes payable	**47,964**	52,772
Accrued expenses	**17,262**	65,532
Advances from customers and buyers	**105,776**	100,526
Deposits from lessees and constructors	**44,935**	48,027
Others	**72,150**	45,796
	742,911	792,885

Aging analysis of trade payables at respective balance sheet dates are as follows:

	At 30 June 2007 RMB'000	At 31 December 2006 RMB'000
Current to 3 months	**103,737**	93,002
3 months to 1 year	**5,703**	4,521
Over 1 year	**4,824**	2,911
	114,264	100,434

10 BORROWINGS

	At 30 June 2007 RMB'000	At 31 December 2006 RMB'000
Borrowings included in non-current liabilities:		
Bank borrowings — secured	**275,000**	162,318
Bank borrowings — unsecured	**450,860**	1,630,835
	725,860	1,793,153
Less: current portion of long-term secured bank borrowings	**(20,000)**	(20,390)
current portion of long-term unsecured bank borrowings	**–**	(500,000)
	705,860	1,272,763
Borrowings included in current liabilities:		
Bank borrowings — secured	**23,000**	19,333
Bank borrowings — unsecured	**10,000**	156,500
Current portion of long-term secured bank borrowings	**20,000**	20,390
Current portion of long-term unsecured bank borrowings	**–**	500,000
	53,000	696,223

As at 30 June 2007, bank borrowings of approximately RMB298,000,000 (31 December 2006: approximately RMB181,651,000) were secured by property, plant and equipment of the Group with net book amount of approximately RMB315,577,000 (31 December 2006: approximately RMB319,563,000) (note 5).

All the bank borrowings were from state-owned banks (note 20(d)).

10 BORROWINGS (Continued)

(i) The exposure of the Group's borrowings to interest-rate changes and the contractual repricing dates or maturity whichever is the earlier date are as follows:

	6 months or less RMB'000	6–12 months RMB'000	1–5 years RMB'000	Over 5 years RMB'000
Borrowings included in non-current liabilities:				
At 30 June 2007	–	–	655,860	50,000
At 31 December 2006	–	–	1,232,763	40,000
Borrowings included in current liabilities:				
At 30 June 2007	20,000	33,000	–	–
At 31 December 2006	175,833	520,390	–	–

The maturity of the borrowings included in non-current liabilities is as follows:

	At 30 June 2007 RMB'000	At 31 December 2006 RMB'000
Between 1 and 2 years	**352,260**	371,928
Between 2 and 5 years	**303,600**	860,835
Over 5 years	**50,000**	40,000
	705,860	1,272,763

(ii) The effective interest rates at respective balance sheet dates were as follows:

	At 30 June 2007	At 31 December 2006
RMB	**5.8011%**	5.2879%
United States Dollars ("US$")	**5.9719%**	6.0901%

10 BORROWINGS (Continued)

(iii) The carrying amounts and fair values of non-current bank borrowings are as follows:

	Carrying amounts RMB'000	Fair values RMB'000
At 30 June 2007	705,860	690,061
At 31 December 2006	1,272,763	1,239,076

The fair values of non-current borrowings are estimated based on discounted cash flow approach using the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the respective balance sheet dates.

The carrying amounts of current borrowings approximate their fair values.

(iv) The carrying amounts of the Group's borrowings are denominated in the following currencies:

	At 30 June 2007 RMB'000	At 31 December 2006 RMB'000
RMB	**727,600**	1,925,408
US$	**31,260**	43,578
	758,860	1,968,986

11 OTHER INCOME

	Six months ended 30 June	
	2007 RMB'000	2006 RMB'000
Gain on disposal of available-for-sale financial assets	**208,681**	–
Dividend income		
– Unlisted	**31,444**	23,123
– Listed	**3,962**	–
	35,406	23,123
Interest income	**21,219**	2,372
Subsidy income	**1,821**	1,220
Gain on disposal of land use rights	**–**	11,660
Gain on disposal of a subsidiary	–	616
	267,127	38,991

12 OTHER EXPENSES

	Six months ended 30 June	
	2007	2006
	RMB'000	RMB'000
Bank charges	**12,268**	12,664
Loss on disposal of property, plant and equipment	**580**	2,521
	12,848	15,185

13 EXPENSES BY NATURE

Expenses included in cost of sales, selling and marketing expenses and administrative expenses are analyzed as follows:

	Six months ended 30 June	
	2007	2006
	RMB'000	RMB'000
Cost of inventories sold	**190,548**	203,685
Employee benefit expense	**417,611**	384,174
Utility cost and consumables	**171,317**	144,064
Business tax, property tax and other tax surcharges	**101,944**	98,806
Operating leases		
— machinery	**197**	404
— land and buildings	**36,731**	23,312
	36,928	23,716
Auditors' remuneration	**312**	1,890
Depreciation of property, plant and equipment *(note 5)*	**178,393**	166,505
Amortization of land use rights *(note 5)*	**14,711**	12,619
Amortization of intangible assets *(note 5)*	**233**	455
Repairs and maintenance	**25,789**	22,082
Write-down of inventories	**—**	285
Provision for impairment of trade and other receivables	**96**	227

14 FINANCE COSTS

	Six months ended 30 June	
	2007	2006
	RMB'000	RMB'000
Interest expenses of bank borrowings	**40,552**	42,540
Net foreign exchange losses	**36,464**	–
	77,016	42,540
Less: amounts capitalized in property, plant and equipment	**(9,672)**	(4,405)
	67,344	38,135

15 INCOME TAX EXPENSE

	Six months ended 30 June	
	2007	2006
	RMB'000	RMB'000
Mainland China current income tax ("EIT")	**95,981**	82,553
Hong Kong profits tax	**–**	144
Deferred income tax	**(58,081)**	(402)
	37,900	82,295

Provision for Mainland China EIT is calculated based on the statutory income tax rate of 33% on the assessable income of Group companies operating in Mainland China during the six months ended 30 June 2007 as determined in accordance with the relevant Mainland China income tax rules and regulations except for as described below.

The Company, Jin Jiang Hotels Development, Shanghai Jin Jiang International Hotel Investment Company Limited, Jin Jiang International Hotel Management Company Limited, Shanghai New Asia Café de Coral Company Limited, Shanghai Jinhua Hotel Co., Ltd. and Shanghai Jin Jiang Tomson Hotel Company Limited were registered in Shanghai Pudong New Area and approved to be entitled to the preferential income tax rate of 15% during the six months ended 30 June 2007 (the six months ended 30 June 2006: 15%).

Hong Kong profits tax is provided at a rate of 17.5% on the estimated assessable profits of Group's subsidiary in Hong Kong during the six months ended 30 June 2007 (the six months ended 30 June 2006: 17.5%).

On 16 March 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China (the "new EIT Law"), which is effective from 1 January 2008. The new EIT Law reduces the corporate income tax rate for domestic enterprises from 33% to 25% and also provides for preferential tax rates, tax incentives for prescribed industries and activities grandfathering provisions as well as determination for taxable profit.

15 INCOME TAX EXPENSE (Continued)

Since the deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, the change in the applicable tax rate affects the determination of the carrying values of deferred tax assets and deferred tax liabilities of the Group. Subject to detailed measures and other related regulations concerning computation of taxable income, as well as specific preferential tax treatments and their related transitional provisions, the Group has performed a preliminary assessment on the balances of the deferred tax assets and liabilities as at 30 June 2007 and estimated that the deferred tax assets and liabilities are written down by approximately RMB5,237,000 and RMB53,449,000, respectively, as the result of the change in the applicable tax rate. The Group will further evaluate the impact to its operating results and financial positions of future periods as more detailed measures and other related regulations are announced.

16 EARNINGS PER SHARE

Basic earnings per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

	Six months ended 30 June	
	2007	2006
	RMB'000	RMB'000
Profit attributable to equity holders of the Company	**294,712**	159,605
Weighted average number of ordinary shares in issue *(thousands)*	**4,565,000**	3,300,000
Basic earnings per share *(RMB cents)*	**6.46**	4.84

As there are no potentially dilutive securities, there is no difference between the basic and diluted earnings per share.

17 DIVIDENDS

A 2006 final dividend of RMB2.60 cents per share, totalling RMB118,690,000 was paid in June 2007 (six months ended 30 June 2006: nil). The Board does not recommend the payment of an interim dividend for the six months ended 30 June 2007.

	Six months ended 30 June	
	2007	2006
	RMB'000	RMB'000
Dividends	**–**	26,472

Selected Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the Six Months Ended 30 June 2007

18 COMMITMENTS

(a) Capital commitments

Capital expenditure at 30 June 2007 but not yet incurred is as follows:

	At 30 June 2007 RMB'000	At 31 December 2006 RMB'000
Acquisition of property, plant and equipment — contracted but not provided for	**125,068**	321,668

(b) Operating lease commitments

The Group leases various premises, offices and machinery under non-cancellable operating lease agreements. The lease expenditure expensed in the unaudited condensed consolidated interim income statement during the six months ended 30 June 2007 is disclosed in note 13.

Leases with different lessees and lessors are negotiated for terms ranging from 1 year to 20 years with different renewal options, escalation clauses and restrictions on subleasing. When certain lease payments of properties are based on the higher of minimum guaranteed rentals or revenue level based rentals, the minimum guaranteed rentals have been used to arrive at the commitments below.

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	At 30 June 2007 RMB'000	At 31 December 2006 RMB'000
Not later than 1 year	**78,571**	77,378
Later than 1 year and not later than 5 years	**310,484**	316,523
Later than 5 years	**907,457**	972,465
	1,296,512	1,366,366

19 BUSINESS COMBINATIONS OTHER THAN COMMON CONTROL COMBINATION

During the six months ended 30 June 2006, certain equity interests in existing jointly controlled entities of the Group were transferred or acquired from subsidiaries of Jin Jiang International (other than the Group). Such transfers of equity interests in jointly controlled entities were accounted for using purchase method of accounting. Details are as follows:

(i) Acquisition of 57% equity interest in Shanghai New Garden Hotel from a subsidiary of Jin Jiang International on 31 March 2006:

	Fair values RMB'000	Share of acquiree's carrying amounts RMB'000
Cash and cash equivalents	4,422	4,422
Property, plant and equipment *(note 5)*	15,295	15,295
Available-for-sale financial assets	140	140
Inventories	260	260
Trade and other receivables	1,438	1,438
Deferred income tax liabilities	(922)	(922)
Borrowings, current	(11,970)	(11,970)
Trade and other payables	(5,331)	(5,331)
Income tax payable	(597)	(597)
Share of net assets	2,735	2,735
Total purchase consideration	2,735	
Purchase consideration settled in cash	(2,390)	
Cash and cash equivalents acquired	4,422	
Cash inflow on acquisition	2,032	

19 BUSINESS COMBINATIONS OTHER THAN COMMON CONTROL COMBINATION (Continued)

(ii) Transfer of additional 12.5% equity interest in Beijing Kunlun Hotel Company Limited from a subsidiary of Jin Jiang International on 30 April 2006:

	Fair values RMB'000	Share of acquiree's carrying amounts RMB'000
Cash and cash equivalents	6,217	6,217
Property, plant and equipment *(note 5)*	67,908	39,129
Intangible assets *(note 5)*	54	54
Investments in associates	135	135
Available-for-sale financial assets	1,381	1,381
Inventories	1,088	1,088
Trade and other receivables	8,616	8,616
Deferred income tax liabilities	(14,008)	(4,511)
Borrowings, current	(7,500)	(7,500)
Trade and other payables	(3,730)	(3,730)
Income tax payable	(1,106)	(1,106)
Share of net assets	59,055	39,773
Total purchase consideration	59,055	
Purchase consideration settled in cash	–	
Cash and cash equivalents acquired	6,217	
Cash inflow on acquisition	6,217	

20 SIGNIFICANT RELATED PARTY TRANSACTIONS

(a) Related party transactions

Other than the Reorganisation and the related party transactions disclosed elsewhere in the unaudited condensed consolidated interim financial statements, the Group had the following significant related party transactions during the six months ended 30 June 2007:

	Six months ended 30 June	
	2007	2006
	RMB'000	RMB'000
Continuing:		
Transactions with Jin Jiang International		
– Provision of hotel services	**1,074**	1,243
– Provision of training services	**5**	1,166
– Sales of hotel supplies	**355**	47
	1,434	2,456
– Rental expenses paid	**1,825**	1,759
Transactions with subsidiaries of Jin Jiang International		
– Provision of hotel services	**15,244**	4,007
– Rental income received	**374**	296
– Provision of other services	**1,294**	226
	16,912	4,529
– Purchase of food and beverage	**2,919**	2,461
– Rental expenses paid	**2,127**	427
– Receipt of laundry services	**1,432**	1,971
– Receipt of other services	**1,711**	1,577
	8,189	6,436

20 SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

(a) Related party transactions (continued)

	Six months ended 30 June 2007 RMB'000	2006 RMB'000
Continuing:		
Transactions with jointly controlled entities of the Group		
– Interest income received	**1,788**	740
– Sales of hotel supplies	**5,173**	4,034
– Management fees received	**4,279**	2,052
	11,240	6,826
– Interest expenses paid	**146**	190
Transaction with associates of the Group		
– Rental income received	**2,949**	1,742
– Interest income received	**2,858**	2,053
– Management fees received	**527**	515
– Sales of hotel supplies	**3,524**	2,120
	9,858	6,430
– Purchase of food and beverage	**416**	170
– Interest expenses paid	**54**	120
	470	290
Transaction with companies with common directors		
– Management fees received	**162**	438
– Sales of hotel supplies	**752**	936
	914	1,374
– Purchase of food and beverage	**2,657**	2,974
Discontinued:		
Transaction with companies with common directors		
– Interest expenses paid	**–**	11

20 SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

(b) Amount due from/to related party transactions

	At 30 June 2007 RMB'000	At 31 December 2006 RMB'000
Amounts due from related parties *(note 6)*		
— Jin Jiang International	**328**	3,806
— Subsidiaries of Jin Jiang International	**7,206**	6,923
— Jointly controlled entities of the Group (i)	**60,727**	31,599
— Associates of the Group (ii)	**157,009**	59,176
— Companies with common directors	**4,703**	621
	229,973	102,125
Amounts due to related parties *(note 9)*		
— Jin Jiang International	**(2,430)**	(9,442)
— Subsidiaries of Jin Jiang International	**(1,657)**	(1,239)
— Jointly controlled entities of the Group (iii)	**(52,737)**	(63,203)
— Associates of the Group (iv)	**(13,586)**	(13,695)
— Companies with common directors	**(705)**	(684)
	(71,115)	(88,263)

(i) The balances include unsecured loans to jointly controlled entities of approximately RMB59,540,000 as at 30 June 2007 (31 December 2006: approximately RMB31,265,000) with effective interest rates of 5.37% (31 December 2006: 5.37%) per annum.

(ii) The balances include unsecured loans to associates of approximately RMB84,000,000 as at 30 June 2007 (31 December 2006: approximately RMB18,000,000) with effective interest rates of 5.70% (31 December 2006: 5.81%) per annum and secured loans to an associate of approximately RMB26,000,000 as at 30 June 2007 (31 December 2006: approximately RMB24,000,000) with effective interest rates of 5.88% (31 December 2006: 5.88%) per annum. The secured loans are either guaranteed by a third party company or pledged by associates' or third parties' properties.

(iii) The balances include deposits from jointly controlled entities of approximately RMB50,879,000 as at 30 June 2007 (31 December 2006: approximately RMB62,667,000) with the effective interest rates of 1.40% (31 December 2006: 0.72%) per annum.

(iv) The balances include deposits from associates of approximately RMB13,213,000 as at 30 June 2007 (31 December 2006: approximately RMB12,309,000) with the interest rates of 0.72% (31 December 2006: 0.72%) per annum.

Other than disclosed above, balances with related parties are all unsecured and interest free.

20 SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

(c) Key management compensation

	Six months ended 30 June	
	2007	2006
	RMB'000	RMB'000
Salary and other allowances	**1,307**	838
Discretionary bonus	**427**	108
Retirement scheme contributions	**85**	53
	1,819	999

(d) Additional financial information on other state-owned enterprises

The Company is controlled by Jin Jiang International, and is ultimately controlled by Mainland China government, which also controls a significant portion of the productive assets and entities in Mainland China, in accordance with Hong Kong Accounting Standard 24 "Related Party Disclosures", state-owned enterprises and their subsidiaries, other than Jin Jiang International and fellow subsidiaries, are also defined as related parties of the Company ("other state-owned enterprises").

In the Hotel Related Businesses, the Group is likely to have extensive transactions with the employees of other state-owned enterprises while such employees are on corporate business as well as management personnel and their close family members. These transactions are carried out on terms that are consistently applied to all customers and are made on a cash basis. Due to the vast volume and the pervasiveness of the Group's retail transactions in the hotel businesses, the Group is unable to determine the aggregate amount of such transactions for disclosure. Therefore, the information disclosed below does not include the retail sales to such related parties. Management believes that meaningful information relative to related party balances and transactions have been adequately disclosed.

(i) Summary of significant transactions with other state-owned enterprises

	Six months ended 30 June	
	2007	2006
	RMB'000	RMB'000
Interest income from state-owned banks	**19,419**	2,180
Interest expenses to state-owned banks	**40,552**	37,557

20 SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

(d) Additional financial information on other state-owned enterprises (continued)

(ii) Balances with other state-owned enterprises

	At 30 June 2007 RMB'000	At 31 December 2006 RMB'000
Bank deposits in state-owned banks (1)	**1,689,747**	3,495,697
Bank borrowings from state-owned banks *(note 10)*	**(758,860)**	(1,968,986)

(1) The weighted average effective interest rates on bank deposits to state-owned banks with maturities ranging from 7 days to 360 days, were 2.48% (31 December 2006 : 3.85%) per annum.

21 PARTICULARS OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES

As at 30 June 2007, the Company has direct and indirect interests in the following subsidiaries, jointly controlled entities and associates:

Company name	Country and date of incorporation	Issued/ registered and paid in capital RMB'000	Attributable equity interest Direct	Attributable equity interest Indirect	Principal activities and place of operation	Type of legal entity
(a) Subsidiaries						
Jin Jiang Hotel Company Limited 上海錦江飯店有限公司	Mainland China, 30 May 1982	206,920	99.0%	1.0%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Shanghai Jin Jiang Park Hotel Company Limited 上海錦江國際飯店有限公司	Mainland China, 21 December 1979	91,583	99.0%	1.0%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Cypress Hotel Company Limited 上海龍柏飯店有限公司	Mainland China, 28 January 1984	84,182	99.0%	1.0%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Shanghai Jin Jiang Pacific Hotel Company Limited 上海錦江金門大酒店有限公司	Mainland China, 21 December 1979	40,649	99.0%	1.0%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company

21 PARTICULARS OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (Continued)

Company name	Country and date of incorporation	Issued/ registered and paid in capital RMB'000	Attributable equity interest Direct	Attributable equity interest Indirect	Principal activities and place of operation	Type of legal entity
Y.M.C.A Hotel Company Limited 上海錦江青年會賓館有限公司	Mainland China, 23 October 1984	40,000	99.0%	1.0%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Shanghai Rainbow Hotel Company Limited 上海虹橋賓館有限公司	Mainland China, 9 February 1988	21,951	99.0%	1.0%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Shanghai Galaxy Hotel Company Limited 上海銀河賓館有限公司	Mainland China, 22 August 1990	19,885	99.0%	1.0%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Shanghai Hua Ting Guest House Company Limited 上海南華亭酒店有限公司	Mainland China, 15 July 2002	26,099	99.0%	1.0%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Shanghai Hotel Company Limited 上海市上海賓館有限公司	Mainland China, 23 August 1991	134,886	99.0%	1.0%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Jinsha Hotel Company Limited 上海金沙江大酒店有限公司	Mainland China, 22 January 2003	35,000	99.0%	1.0%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Shanghai Yulan Hotel Company Limited. 上海白玉蘭賓館有限公司	Mainland China, 25 March 1998	5,055	99.0%	1.0%	Budget hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Shanghai Jin Jiang Da Hua Hotel Company Limited 上海錦江達華賓館有限公司	Mainland China, 18 February 1982	21,411	99.0%	1.0%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company

21 PARTICULARS OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (Continued)

Company name	Country and date of incorporation	Issued/ registered and paid in capital RMB'000	Attributable equity interest Direct	Attributable equity interest Indirect	Principal activities and place of operation	Type of legal entity
Shanghai New Asia Plaza Great Wall Hotel Company Limited 上海新亞廣場長城酒店有限公司	Mainland China, 26 April 1994	120,000	99.0%	1.0%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Shanghai Peace Hotel Company Limited 上海和平飯店有限公司	Mainland China, 11 November 1998	345,460	99.0%	1.0%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Shanghai Linqing Hotel Company Limited 上海臨青賓館有限公司	Mainland China, 18 November 1999	16,600	—	86.1%	Budget hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Kunming Jin Jiang Hotel Company Limited 昆明錦江大酒店有限公司	Mainland China, 7 December 1985	US$8,000	75.0%	24.8%	Hotel ownership and operations, Kunming, Mainland China	Limited liability company
Jin Jiang International Finance Company Limited 錦江國際集團財務有限責任公司	Mainland China, 16 October 1997	300,000	90.0%	10.0%	Provision of intra-group treasury and financing services, Shanghai, Mainland China	Limited liability company
Jin Jiang Inn Company Limited 錦江之星旅館有限公司	Mainland China, 17 May 1996	179,712	71.2%	10.1%	Budget hotel ownership, operations and franchising, Shanghai, Mainland China	Limited liability company
Shanghai Jin Jiang International Hotel Investment Company Limited 上海錦江國際旅館投資有限公司	Mainland China, 20 December 2004	1,225,000	80.0%	10.1%	Budget hotel ownership and operations, Shanghai, Mainland China	Limited liability company

21 PARTICULARS OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (Continued)

Company name	Country and date of incorporation	Issued/ registered and paid in capital RMB'000	Attributable equity interest Direct	Attributable equity interest Indirect	Principal activities and place of operation	Type of legal entity
Wuhan Jin Jiang International Hotel Company Limited 武漢錦江國際大酒店有限公司	Mainland China, 22 November 2004	180,000	50.0%	25.2%	Hotel ownership and operations, Wuhan, Mainland China	Limited liability company
Shanghai Jin Jiang International Hotels Development Company Limited 上海錦江國際酒店發展股份有限公司	Mainland China, 9 June 1993	603,241	50.3%	–	Hotel and restaurant ownership and operations, Shanghai, Mainland China	Joint stock limited company
Shanghai New Asia Food Company Limited 上海新亞食品有限公司	Mainland China, 1 November 1996	11,763	–	50.3%	Food manufacturing, Shanghai, Mainland China	Limited liability company
Jin Jiang International Hotel Management Company Limited 錦江國際酒店管理有限公司	Mainland China, 1 December 1992	100,000	–	50.3%	Star-rated hotel management, Shanghai, Mainland China	Limited liability company
Shanghai Jin Jiang International Catering Investment Company Limited 上海錦江國際餐飲投資管理有限公司	Mainland China, 1 December 1992	149,930	–	50.3%	Investment in and operation of restaurants, Shanghai, Mainland China	Limited liability company
Shanghai Jin Ya Hotel Company Limited 上海錦亞旅館有限公司	Mainland China, 1 December 1992	18,000	–	89.6%	Budget hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Tianjin Jin Jiang Inn Company Limited 天津錦江之星旅館有限公司	Mainland China, 1 July 2003	40,000	–	90.1%	Budget hotel ownership and operations, Tianjin, Mainland China	Limited liability company
Qingdao Jin Jiang Inn Company Limited 青島錦江之星旅館有限公司	Mainland China, 21 March 2005	20,000	–	90.1%	Budget hotel ownership and operations, Qingdao, Mainland China	Limited liability company

Selected Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the Six Months Ended 30 June 2007

21 PARTICULARS OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (Continued)

Company name	Country and date of incorporation	Issued/ registered and paid in capital	Attributable equity interest		Principal activities and place of operation	Type of legal entity
		RMB'000	Direct	Indirect		
Beijing Jin Jiang Inn Investment and Management Company Limited 北京錦江之星旅館投資管理有限公司	Mainland China, 22 July 2003	28,000	—	81.3%	Budget hotel ownership and operations, Beijing, Mainland China	Limited liability company
Xi'an Jin Jiang Inn Company Limited 西安錦江之星旅館有限公司	Mainland China, 24 June 2005	20,000	—	90.1%	Budget hotel ownership and operations, Xi'an, Mainland China	Limited liability company
Zhengzhou Jin Jiang Inn Company Limited 鄭州錦江之星旅館有限公司	Mainland China, 5 July 2005	20,000	—	90.1%	Budget hotel ownership and operations, Zhengzhou, Mainland China	Limited liability company
Shanghai Jin Min Hotel Company Limited 上海錦閔旅館有限公司	Mainland China, 5 July 2005	40,000	—	90.1%	Budget hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Shanghai Jin Jiang International Hotels Group (HK) Company Limited 上海錦江國際酒店集團（香港）有限公司	Hong Kong, 14 February 2000	Hong Kong Dollars ("HK$") 70,736	98.6%	0.7%	Hotel reservation, Hong Kong	Limited liability company
Shanghai Jianguo Hotel Company Limited 上海建國賓館有限公司 (i)	Mainland China, 30 October 1986	80,000	—	32.7%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Hotel Sofitel Hyland Shanghai Company Limited 上海海侖賓館有限公司 (i)	Mainland China, 22 November 1985	62,626	—	33.5%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
(b) Jointly controlled entities						
Shanghai Hua Ting Hotel and Towers Company Limited 上海華亭賓館有限公司	Mainland China, 19 September 1985	120,000	50.0%	—	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company

Selected Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the Six Months Ended 30 June 2007

21 PARTICULARS OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (Continued)

Company name	Country and date of incorporation	Issued/ registered and paid in capital	Attributable equity interest		Principal activities and place of operation	Type of legal entity
		RMB'000	Direct	Indirect		
Beijing Kunlun Hotel Company Limited 北京昆侖飯店有限公司	Mainland China, 24 May 1988	US$34,167	35.0%	12.4%	Hotel ownership and operations, Beijing, Mainland China	Limited liability company
Shanghai Jin Jiang Tomson Hotel Company Limited 上海錦江湯臣大酒店有限公司	Mainland China, 10 July 1993	US$24,340	–	25.2%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Thayer JinJiang Interactive Co., Ltd. 上海錦江德爾互動有限公司	Mainland China, 31 October 2005	US$3,000	–	25.2%	Software development and related services, Shanghai, Mainland China	Limited liability company
Shanghai Jiu Long Hotel Company Limited 上海九龍賓館有限公司	Mainland China, 8 January 1997	160,000	55.0%	–	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Shanghai New Garden Hotel 上海新苑賓館	Mainland China, 26 November 1984	13,975	57.0%	–	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
(c) Associates						
Chengdu Jinhe Real Estate Company Limited 成都錦和物業發展有限公司	Mainland China, 12 August 1993	18,000	30.0%	–	Hotel ownership and operations, Chengdu, Mainland China	Limited liability company
Wuxi Jin Jiang Grand Hotel Company Limited 無錫錦江大酒店有限公司	Mainland China, 16 December 1994	67,570	25.0%	–	Hotel ownership and operations, Wuxi, Mainland China	Limited liability company
The Yangtze Hotel Limited 上海揚子江大酒店有限公司	Mainland China, 4 February 1985	US$53,000	–	20.1%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Shanghai Kentucky Fried Chicken Company Limited 上海肯德基有限公司	Mainland China, 5 May 1989	US$27,010	–	24.7%	Fast food operations, Shanghai, Mainland China	Limited liability company

21 PARTICULARS OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (Continued)

Company name	Country and date of incorporation	Issued/ registered and paid in capital	Attributable equity interest		Principal activities and place of operation	Type of legal entity
		RMB'000	Direct	Indirect		
Shanghai New Asia Fulihua Catering Company Limited 上海新亞富麗華餐飲股份有限公司	Mainland China, 25 June 1992	35,000	–	20.6%	Restaurant operations, Shanghai, Mainland China	Limited liability company
Shanghai Yoshinoya Company Limited 上海吉野家快餐有限公司	Mainland China, 3 June 2002	US$4,800	–	20.1%	Fast food operations, Shanghai, Mainland China	Limited liability company
Shanghai Jin Jiang Moc Wedding Produce Inc. 錦江摩可婚慶禮儀服務有限公司	Mainland China, 28 February 2005	US$3,000	–	20.1%	Provision of wedding services, Shanghai, Mainland China	Limited liability company
Shanghai Zhongya Hotel 上海中亞飯店	Mainland China, 12 March 1990	1,800	–	22.6%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Shanghai New Asia Café de Coral Company Limited 上海新亞大家樂餐飲有限公司	Mainland China, 12 December 1997	68,670	–	25.2%	Fast food operations, Shanghai, Mainland China	Limited liability company
Jiangsu Jin Jiang Nanjing Hotel Company Limited 江蘇錦江南京飯店有限公司	Mainland China, 12 October 1982	34,640	40%	–	Hotel ownership and operations, Nanjing, Mainland China	Limited liability company

(i) In early 2007, the Group obtained the control over these two companies without change of its share of equity interests and accordingly accounted for these companies as subsidiaries.

22 EVENTS AFTER THE BALANCE SHEET DATE

Shanghai Jiu Long Hotel Co., Ltd. ("Jiu Long Hotel") is a jointly controlled entity of the Company which the Company holds 55% equity interest. On 23 May 2007, the Company submitted to Shanghai United Assets and Equity Exchange information on the proposed transfer of its 44% equity interest in Jiu Long Hotel. Accordingly, the 44% equity interest in Jiu Long Hotel was classified as assets held for sale.

On 31 July 2007, the Company entered into a sale and purchase agreement with Shanghai Greenland Commercial (Group) Co., Ltd. for the transfer of 44% equity interest in Jiu Long Hotel at a consideration of approximately RMB112,200,000. The Company expects such transfer would realize a gain before tax of approximately RMB81,878,000.





Shanghai Jin Jiang International Hotels (Group) Company Limited